As filed with the Securities and Exchange Commission on March 30, 2007

Registration No. 333-141629

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Amendment No. 1
to
Form F-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Embraer – Empresa Brasileira de Aeronáutica S.A.	Embraer Overseas Limited
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

Embraer – Brazilian Aviation Company Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil	Cayman Islands
(State or Other Jurisdiction of	(State or Other Jurisdiction of
Incorporation or Organization)	Incorporation or Organization)

3721	3721
(Primary Standard Industrial	(Primary Standard Industrial
Classification Code Number)	Classification Code Number)

Not Applicable	Not Applicable
(I.R.S. Employer	(I.R.S. Employer
Identification No.)	Identification No.)

Av. Brigadeiro Faria Lima, 2170, F-56, térreo, sala 2656
12227-901 – São José dos Campos, SP, Brazil
55-12-3927-1000
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY  10001
1-800-767-1553
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Richard S. Aldrich, Jr., Esq.
Shearman & Sterling LLP
Av. Brig. Faria Lima, 3400
04538-132 São Paulo-SP, Brazil

Approximate date of commencement of proposed offer to the public:  As soon as practicable after this registration statement becomes effective.

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

US$400,000,000

EMBRAER OVERSEAS LIMITED

OFFER TO EXCHANGE

6.375% Guaranteed Notes due 2017
that have been registered under the Securities Act of 1933

for any and all

Unregistered 6.375% Guaranteed Notes due 2017

Unconditionally Guaranteed as to payment of principal and interest by

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Terms of the Exchange Offer

          This prospectus and accompanying letter of transmittal relate to the proposed offer by Embraer Overseas Limited to exchange up to US$400,000,000 aggregate principal amount of new 6.375% Guaranteed Notes due 2017, or “exchange notes,” which are registered under the Securities Act of 1933, as amended, for any and all of its 6.375% Guaranteed Notes due 2017, or “unregistered notes,” that were issued on October 25, 2006.  The exchange notes are unconditionally guaranteed as to payment of principal and interest by Embraer – Empresa Brasileira de Aeronáutica S.A. Embraer Overseas Limited is a wholly owned subsidiary of Embraer – Empresa Brasileira de Aeronáutica S.A.  The unregistered notes have certain transfer restrictions.  The exchange notes will be freely transferable.

•	The exchange offer will expire at 5:00 pm, New York City time, on May 18, 2007

•	Tenders of outstanding unregistered notes may be withdrawn at any time before 5:00 pm on the date the exchange offer expires.

•	All outstanding unregistered notes that are validly tendered and not validly withdrawn will be exchanged.

•

The terms of the exchange notes to be issued are substantially similar to the unregistered notes, except they are registered under the Securities Act of 1933, do not have any transfer restrictions and do not have registration rights or rights to additional interest.

•	The exchange of unregistered notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	Neither Embraer Overseas Limited nor Embraer – Empresa Brasileira de Aeronáutica S.A. will receive any proceeds from the exchange offer.

•	Application will be made to list the exchange notes on the Official List of the Luxembourg Stock Exchange and to be traded on the MTF Market of that Exchange.

          Please see “Risk Factors” beginning on page 13 for a discussion of certain factors you should consider in connection with the exchange offer.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2007

          Each holder of an unregistered note wishing to accept the exchange offer must deliver the unregistered note to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus.  Alternatively, you may effect a tender of unregistered notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company, or DTC, or by book-entry transfer at Clearstream Banking, societe anonyme, or Clearstream or Euroclear Bank S.A./N.A., as operator of the Euroclear System, or Euroclear.  All deliveries are at the risk of the holder.  You can find detailed instructions concerning delivery in the section “The Exchange Offer” in this prospectus and in the accompanying letter of transmittal.

          If you are a broker-dealer that receives exchange notes for your account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes.  The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.  You may use this prospectus, as we may amend or supplement it in the future, for your resale of exchange notes.  We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of consummation of this exchange offer.

          You should rely only on the information contained in or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different or additional information.  If anyone provides you with different or additional information, you should not rely on it.  You should assume that the information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by reference.  Our business financial condition, results of operations and prospects may have changed since then.  Neither Embraer Overseas Limited nor Embraer – Empresa Brasileira de Aeronáutica S.A. is making an offer of the notes in any jurisdiction where the offer is not permitted.

          In this prospectus, “we,” “us,” and “our” refer to Embraer – Empresa Brasileira de Aeronáutica S.A. and its consolidated subsidiaries, unless otherwise specified, and all references to “Embraer Overseas” refer to Embraer Overseas Limited and “Embraer” refer to Embraer – Empresa Brasileira de Aeronáutica S.A.  Whenever we refer in this prospectus to the 6.375% Guaranteed Notes due 2017 issued on October 25, 2006, we will refer to them as the “unregistered notes” or sometimes as the “old notes.”  Whenever we refer in this prospectus to the registered 6.375% Guaranteed Notes due 2017, we will refer to them as the “exchange notes” or sometimes as the “new notes.”  The unregistered notes and the exchange notes are collectively referred to as the “notes.”  All references in this prospectus to “real,” “reais,” or “R$” are to the legal currency of Brazil and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to the legal currency of the United States.

i

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the periodic reporting and other informational requirements of the Exchange Act of 1934, as amended or the Exchange Act.  Accordingly, we are required to file reports and other information with the Securities and Exchange Commission, or SEC.

          Embraer Overseas is not required under the Exchange Act to file annual, quarterly and current reports, proxy statements and other information with the SEC.  Embraer Overseas’ financial condition, results of operations and cash flows are consolidated into our financial statements.

          You may read and copy reports and other information to be filed by us at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  You may obtain copies of these materials upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available under Empresa Brasileira de Aeronáutica S.A., CIK number 00001355444. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INFORMATION INCORPORATED BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with or submit to the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus.  Information that we file with or submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information.

          We incorporate by reference in this prospectus the following documents: (1) our annual report on Form 20-F for the year ended December 31, 2005 filed on June 30, 2006, or our 2005 Annual Report; (2) our reports on Form 6-K submitted on April 3, 2006, August 7, 2006, October 6, 2006, October 20, 2006, January 17, 2007, January 23, 2007, February 5, 2007, February 6, 2007 and March 23, 2007; and (3) our report on Form 6-K/A submitted on October 19, 2006, all of which are available at www.sec.gov under Empresa Brasileira de Aeronáutica S.A., CIK number 0001355444.

          We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus, in each case, after the date of this prospectus.

          As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies you should rely on the statements made in the most recent document.  All information appearing in this prospectus, is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

          Upon written or oral request, we will provide to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, at no cost to such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus but not delivered with this prospectus, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such document until the exchange offer is complete.  You may make such a request by writing or telephoning us at the following mailing address or telephone number:

Anna Cecília Bettencourt, Head of Investor Relations
Embraer-Empresa Brasileira de Aeronáutica S.A.
Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, S.P.
Brazil
Telephone: +(55-12) 3927-4404

Any request for documents should be made by May 11, 2007 to ensure timely delivery of the documents.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

          This prospectus, as well as information incorporated by reference in this prospectus, includes forward-looking statements, principally in “Risk Factors” in this prospectus, “Item 3D.  Risk Factors” and “Item 5.  Operating and Financial Review and Prospects” included in our 2005 Annual Report, our report on Form 6-K/A submitted on October 19, 2006 with the SEC and our report on Form 6-K submitted on January 23, 2007 with the SEC.  These forward-looking statements include, but are not limited to, statements about the current conditions and future trends in the airline industry and executive jet market, financial conditions, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of our management, and other matters.

          These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, the line of business jets, including the new business jets for the Light and Very Light categories, and defense aircraft;

•	our level of debt;

•	anticipated trends in our industry and our short- and long-term outlook for the 30-120 seat commercial aircraft market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation; and

•	other risk factors as set forth under “Risk Factors” in this prospectus and in the information incorporated by reference in this prospectus, including our 2005 Annual Report.

          The words “believe,” “may,” “will,” “forecast,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and in the information incorporated by reference into this prospectus might not occur.

          Actual results and performance could differ substantially from those anticipated in forward-looking statements as a result of various factors such as those risks described in this prospectus and in the information incorporated by reference into this prospectus, including our 2005 Annual Report.  Potential investors should not place undue reliance on these forward-looking statements.

SUMMARY

          The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before participating in this exchange offer.  You should read carefully the entire prospectus, accompanying letter of transmittal and documents incorporated by reference.

Embraer Overseas Limited

          Embraer Overseas is a Cayman Island exempted limited liability company and a wholly-owned subsidiary of Embraer – Empresa Brasileira de Aeronáutica S.A., a Brazilian corporation, and was established primarily to act as a finance subsidiary of Embraer.

          Embraer – Embresa Brasileira de Aeronáutica S.A. owns directly 100% of Embraer Overseas’ equity interests.  Embraer Overseas’ authorized share capital is US$50000, divided into 50,000 shares of US$1.00 each, 250 of which are issued as fully paid.  Its registered office is at the offices of Walkers SPV Limited, at Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, and its statutory documents and any other documents concerning Embraer Overseas which are referred to in this offering memorandum can be inspected at Embraer Overseas’ headquarter at the same address.  No financial statements have been produced for Embraer Overseas as of the date of this offering memorandum and no financial statements are expected to be prepared for Embraer Overseas in the future.

Embraer

General

          We are one of the leading manufacturers of commercial aircraft in the world, based on 2005 net sales of commercial aircraft, having over 37 years of experience and a global customer base with operations in 65 countries.  Our focus is achieving customer satisfaction with a range of products addressing the commercial airline, defense and executive jet markets.  We design, develop and manufacture a variety of commercial aircraft.  We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe, Asia and Latin America.  We have developed a line of executive jets based on one of our regional jet platforms and recently launched new executive jets in the Very Light, Light and Ultra Large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively.  Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers.  In 2005 and for the nine-months ended September 30, 2006,

•	our commercial aviation business accounted for 70.6% and 67.0% of our net sales, respectively;

•	our defense and government business accounted for 11.1% and 5.6% of our net sales, respectively;

•	our executive aviation business accounted for 7.3% and 13.2% of our net sales, respectively; and

•	other related businesses, which include customer services, accounted for 11.0% and 14.2% of our net sales, respectively.

          For the year ended December 31, 2005 and for the nine months ended September 30, 2006, we generated net sales of US$3,829.9 million and US$2,723.3 million, respectively, of which more than 90% was U.S. dollar-denominated.  On September 30, 2006, we had a total firm backlog in orders of US$13.3 billion, including 414 commercial aircraft.

Corporate Reorganization

          On March 31, 2006, our shareholders approved a reorganization of our corporate structure.  The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs.  As a result of the reorganization and merger, Embraer-Empresa Brasileira de Aeronáutica S.A., which we hereinafter refer to as “former Embraer,” ceased to exist and:

•	Embraer (formerly known as Rio Han Empreendimentos e Participações S.A. and renamed Embraer-Empresa Brasileira de Aeronáutica S.A.) succeeded to all rights and obligations of former Embraer,

•	each common share of former Embraer was exchanged for one common share of Embraer,

•	each preferred share of former Embraer was exchanged for one common share of Embraer,

•

each American Depositary Share, or ADS, of former Embraer, each of which represented four preferred shares of former Embraer, was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and

•	the golden share, a special class of common shares of former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common shares of Embraer.

          Former Embraer was incorporated as a publicly held company with private participation by the Brazilian government in 1969 and was privatized in 1994.  We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial aviation, executive jet and defense and government purposes.  Throughout our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects.  We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Recent Developments

Appointment of New Chief Executive Officer

          Embraer announced on August 4, 2006 that its Board of Directors appointed Frederico Fleury Curado to succeed Maurício Botelho as President and Chief Executive Officer of Embraer, to be elected in April 2007, in accordance with a previously defined schedule.  For more information about Frederico Fleury Curado, see our report on Form 6-K submitted to the SEC on August 7, 2006, which is incorporated by reference herein.  Effective after he steps down as President and Chief Executive Officer, Maurício Botelho will be subject to a five-year non-compete agreement.

New Firm Orders

          On October 5, 2006, we announced the sale of 36 EMBRAER 175 aircraft to U.S.-based carrier Northwest Airlines, with options to purchase an additional 36 EMBRAER 175 and up to 100 rolling purchase rights for the same type of aircraft.  The aircraft are expected to be operated by Northwest’s regional subsidiary Compass Airlines and will fly under the Northwest Airlink brand name.  Deliveries are scheduled to begin in the second quarter of 2007.  The sale is subject to the approval of the U.S. bankruptcy court for the Southern District of New York.

          On November 2, 2006, we announced that the Australian-based Virgin Blue Airlines Pty Ltd. has ordered 14 E-Jets to support its expansion in the domestic and regional markets throughout the South Pacific islands.  The deal includes three EMBRAER 170 and 11 EMBRAER 190 jets, plus options for six additional aircraft of the same type.

          In addition, on November 29, 2006 Finnair Aircraft Finance Limited confirmed its four remaining options of the initial order placed in July 2004, converting such options into firm orders for four EMBRAER 190 jets.

          On December 18, 2006, we signed a contract with Air Caraïbes to sell one EMBRAER 190 jet.  The delivery is scheduled for late 2007, and the deal also includes an option for purchasing another aircraft of the same model.

          On January 15, 2007, we announced a total firm order backlog of US$14.8 billion as of December 31, 2006, representing an increase of 11.3% compared to the total firm order backlog for the third quarter of 2006, in the amount of US$13.3 billion.  We entered into 64 firm orders for the commercial aviation segment during the fourth quarter of 2006.

          On February 26, 2007, we announced that M1 Travel Ltd., or M1, signed a contract for five EMBRAER 190 E-Jets, with options for five more EMBRAER 190 E-Jets or the larger EMBRAER 195 E-Jets.  M1 is a subsidiary of M1 Group and one of the largest shareholders of Geneva-based Flybaboo SA.  The first three EMBRAER 190s will be leased by M1 to Flybaboo.

New Certification

          The EMBRAER 195, the largest E-Jet of the EMBRAER 170/190 family, was certified by the European Aviation Safety Agency, on July 17, 2006, just two weeks after its Brazilian certification was granted by the National Civil Aviation Agency.

Delivery Forecast

          We have announced that we have been experiencing difficulties in connection with the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft.  In particular, there have been some delays related to the wing assembly of those aircraft and other supply chain delays.  As a result, on October 5, 2006, we announced the revision of our delivery forecast for 2006 to 135 aircraft, from the 145 aircraft originally forecast, and also announced that we expect to deliver a minimum of 160 aircraft in 2007, as opposed to the previously announced 150 aircraft in 2007, in order to offset the delays in 2006.

          On January 15, 2007, we further announced that we delivered 130 aircraft in 2006 and that we increased our delivery forecast for 2007 to 170 aircraft, in order to include the delivery of five aircraft originally scheduled to be delivered in 2006, which were delivered in January 2007.

Accident

          On September 29, 2006, a Legacy business jet, owned and operated by one of our customers was involved in a mid-air accident in Brazil with a Boeing 737-800 aircraft operated by GOL Linhas Aéreas Inteligentes S.A., a Brazilian airline.  The Legacy was damaged but managed to land safely.  The GOL aircraft crashed and all 154 people on board perished.  The cause of the accident is currently under investigation by Brazilian authorities.  We are cooperating with the investigation.

Secondary Equity Offering

          On February 12, 2007, BNDES Partiçipacões S.A. – BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação SISTEL de Seguridade Social, European Aeronautic Defense and Space Company EADS France and Dassault Aviation S.A., as selling shareholders, completed a global secondary offering of Embraer’s common shares.  In the global offering (after giving effect to the exercise of the over-allotment option) 83,839,376 common shares, including common shares in the form of American Depositary Shares were sold to investors in the United States and other countries outside Brazil and 10,735,570 common shares were sold concurrently to Brazilian investors in Brazil.  Embraer did not receive any of the proceeds from the sale of the common shares and American Depositary Shares.

2006 Unaudited U.S. GAAP Results

On March 23, 2007, Embraer reported its unaudited U.S. GAAP results for the year ended December 31, 2006 including the following:

•	Net Sales were US$3,807.4 million compared to audited results of US$3,829.9 million in 2005;

•	Selling, general administrative, other expenses were US$608.1 million compared to audited results of US$501.0 million on 2005;

•	Income from operations were US$307.6 million compared to audited results of US$507.8 million in 2005;

•	Net income was US$390.1 million compared to audited results of US$445.7 million in 2005.

Embraer noted that its 2006 unaudited net income were negatively impacted compared to 2005 primarily because of previously reported production ramp-up difficulties the Company faced during 2006 with regard to the EMBRAER 170/190 jet family.  For further information, see our report on Form 6-K submitted to the SEC on March 23, 2007.

          The registered office of Embraer Overseas is located at the offices of Walkers SPV Limited, at Walkers House, 87 Mary Street, George Town, Grand Cayman, KYI-9002, Cayman Islands.  Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-911 São José dos Campos, S.P., Brasil.  Our telephone number is +(55-12) 3927-4404.  We maintain an Internet site at www.embraer.com.  Information contained in, or connected to, on our Internet site is not a part of this prospectus.

Summary of the Exchange Offer

          On October 25, 2006, Embraer Overseas issued $400 million aggregate principal amount of unregistered 6.375% Guaranteed Notes due 2017.  The unregistered notes are fully, unconditionally and irrevocably guaranteed as to payment of principal and interest by Embraer.  On the same day, we and the initial purchasers of the unregistered notes entered into a registration rights agreement in which we agreed that you, as a holder of unregistered notes, would be entitled to exchange your unregistered notes for exchange notes registered under the Securities Act but otherwise having substantially identical terms to the unregistered notes.  This exchange offer is intended to satisfy these rights.  After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to your notes.  The exchange notes will be our obligations and will be entitled to the benefits of the indenture relating to the notes.  The exchange notes will also be fully, unconditionally and irrevocably guaranteed as to payment of principal and interest by Embraer.  The form and terms of the exchange notes are identical in all material respects to the form and terms of the unregistered notes, except that the exchange notes have been registered under the Securities Act and, therefore, will contain no restrictive legends; the exchange notes will not have registration rights; and the exchange notes will not have rights to additional interest.  For additional information on the terms of this exchange offer, see “The Exchange Offer.”

The Exchange Offer

Embraer Overseas is the offering to exchange each US$1,000 principal amount of its 6.375% Guaranteed Notes due 2017, which have been registered under the Securities Act, for each $1,000 principal amount of its outstanding unregistered 6.375% Guaranteed Notes due 2017 that were issued on October 25, 2006.  As of the date of this prospectus, $400 million in principal amount of its unregistered notes is outstanding.

Expiration of the Exchange Offer	The exchange offer will expire at 5:00 pm, New York City time, on May 18, 2007, unless we decide to extend the exchange offer.

Conditions of the Exchange Offer

Embraer Overseas will not be required to accept for exchange any unregistered notes, and Embraer may amend or terminate the exchange offer, if the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC.

Resales of the Exchange Notes

Based on interpretative letters of the SEC staff to third parties unrelated to us, Embraer Overseas believes that you can resell and transfer the exchange notes you receive pursuant to this exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•

no law, rule or regulation or applicable interpretations of the staff of the SEC have been issued or promulgated which, in Embraer Overseas’ good faith determination, does not permit it to effect the exchange offer;

	•	at the time of commencement of the exchange offer, you had no arrangement or understanding with any person to participate in the distribution of the unregistered notes or exchange notes;

•

you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of Embraer Overseas or Embraer or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

if you are a broker-dealer, you have not entered into any arrangement or understanding with Embraer Overseas or Embraer or any “affiliate” of Embraer Overseas or Embraer (as defined in Rule 405 under the Securities Act) to distribute the exchange notes;

•

if you are a broker-dealer and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes; and

• you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to accept the exchange offer, you must represent to Embraer Overseas that these conditions have been met.

If the belief of Embraer Overseas is inaccurate and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration under the Securities Act, you may incur liability under the Securities Act.  Embraer Overseas does not assume or indemnify you against such liability.

Accrued Interest on the Exchange Notes and Unregistered Notes

The exchange notes will accrue interest from and including October 25, 2006 .  Embraer Overseas will pay interest on the exchange notes semiannually on January 24 and July 24 of each year, commencing July 24, 2007.

Holders of unregistered notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date in respect of the unregistered notes until the date of the issuance of the exchange notes.  Consequently, holders of exchange notes will receive the same interest payments that they would have received had they not accepted the exchange offer.

Procedures for Tendering Unregistered Notes	If you wish to participate in the exchange offer, you must:

•

transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at the address set forth in the letter of transmittal.  These materials must be received by the exchange agent before 5:00 pm, New York City time, on May 18, 2007, the expiration date of the exchange offer.  You must also provide physical delivery of your unregistered notes to the exchange agent’s address as set forth in the letter of transmittal.  The letter of transmittal must also contain the representations you must make to us as described under “The Exchange Offer—Procedures for Tendering;” or

•

you may effect a tender of unregistered notes electronically by book-entry transfer into the exchange agent’s account at DTC and through Clearstream Banking or Euroclear pursuant to established procedures between DTC and Euroclear or Clearstream Banking.  By tendering the unregistered notes by book-entry transfer, you must agree to be bound by the terms of the letter of transmittal.

Special Procedures for Beneficial Owners

If you are a beneficial owner of unregistered notes that are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such unregistered notes, you should contact the registered holder promptly and instruct them to tender your unregistered notes on your behalf.

Guaranteed Delivery Procedures for Unregistered Notes

If you cannot meet the expiration deadline, or you cannot deliver on time your unregistered notes, the letter of transmittal or any other required documentation, or comply on time with DTC’s, Euroclear’s or Clearstream Banking’s respective standard operating procedures for electronic tenders, you may tender your unregistered notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your unregistered notes at any time prior to 5:00 pm, New York City time, on May 18, 2007, the expiration date.

Consequences of Failure to Exchange

If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, your unregistered notes will continue to be subject to transfer restrictions.  As a result of the transfer restrictions and the availability of exchange notes, the market for the unregistered notes is likely to be much less liquid than before this exchange offer.  The unregistered notes will, after this exchange offer, bear interest at the same rate as the exchange notes.

Certain U.S. Federal Income Tax Consequences	The exchange of the unregistered notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Use of Proceeds	Neither Embraer Overseas nor Embraer will receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent for Unregistered Notes

The Bank of New York, the trustee under the indenture for the unregistered notes, is serving as the exchange agent in connection with the exchange offer.  The Bank of New York, as exchange agent, can be reached at 101 Barclay Street, 4E, New York, NY 10286

Information Agent	D. F. King & Co. is the information agent for the exchange offer.

CUSIP Number	29081YAB2

ISIN Number	US29081YAB20

Summary Description of the Exchange Notes

          The following summarized description of the exchange notes is subject to a number of important exceptions and qualifications.  For additional information on the terms of the exchange notes, see “Description of the Notes.”

Issuer	Embraer Overseas.

Guarantor	Embraer.

Exchange Notes Offered	US$400,000,000 aggregate principal amount of 6.375% Guaranteed Notes due 2017.

Guarantee

Embraer will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the exchange notes.

Issue Price	99.289% of the principal amount.

Maturity Date	January 24, 2017.

Interest Rate	The exchange notes will bear interest at the rate of 6.375% per annum from October 25, 2006 based upon a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on the exchange notes will be payable semi-annually on January 24 and July 24 of each year, commencing on July 24, 2007.

Ranking	The exchange notes are senior obligations of Embraer Overseas and are not secured by any collateral. The right to payment under the exchange notes will be:

• equal in right of payment to all other existing and future unsecured and unsubordinated debt of Embraer Overseas;

• senior in right of payment to Embraer Overseas’ subordinated debt; and

• effectively subordinated to debt and other liabilities (including trade payables) of Embraer Overseas’ subsidiaries and to secured debt of Embraer Overseas to the extent of such security.

The guarantee will be a general obligation of Embraer and is not secured by any collateral. The right to payment under the guarantee will be:

• equal in right of payment to all other existing and future unsecured and unsubordinated debt of Embraer;

• senior in right of payment to Embraer’s subordinated debt; and

•

effectively subordinated to certain obligations having statutory preference, including claims for salaries, wages, social security, taxes, and court fees, expenses and costs, and to debt and other liabilities (including trade payables) of Embraer’s subsidiaries and to secured debt of Embraer to the extent of such security.

Payment of Additional Amounts

Embraer Overseas, in respect of the notes, and Embraer, in respect of the guarantee, will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Brazilian or Cayman Islands withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions.

Tax Redemption

Embraer Overseas may, at its option, redeem the notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest and additional amounts, if any, upon the occurrence of specified events relating to the applicable tax law.  See “Description of Notes—Redemption and Repurchase—Tax Redemption.”

Optional Redemption

Embraer Overseas may, at its option, redeem the notes, in whole or in part, by paying the principal amount of the notes being redeemed and a “make-whole” amount (if applicable), plus, accrued interest.  See “Description of Notes—Redemption and Repurchase—Optional Redemption With ‘Make-Whole’ Amount.”

Covenants	The indenture governing the notes contains restrictive covenants that, among other things and subject to certain exceptions, (1) limit Embraer’s ability to:

	•	incur liens; and

	•	consolidate, merge or transfer assets; and

(2) limit the ability of Embraer Overseas to:

	•	incur liens;

	•	consolidate, merge or transfer assets; and

	•	engage in certain activities and transactions.

Further Issuances

Embraer Overseas will reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Form and Denomination; Settlement

The exchange notes will be issued in the form of global notes in fully registered form without interest coupons.  The global notes will be exchanged or transferred, as the case may be, for definitive certificate notes in fully registered form without interest coupons only in limited circumstances.  The exchange notes will be issued in registered form in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof.  See “Description of Notes—Form, Denomination and Title” and “Form of Notes.”

The exchange notes will be delivered in book-entry form through the facilities of The Depository Trust Company, or DTC, for the accounts of its participants, including Euroclear Bank S.A./N.V., as the operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream Banking, and will trade in DTC’s Same-Day Funds Settlement System.

Listing

Application will be made to list the exchange notes on the Official List of the Luxembourg Stock Exchange and to trade them on the Euro MTF Market of that Exchange.  We cannot assure you, however, that this application will be accepted.

Use of Proceeds	Neither Embraer Overseas nor Embraer will receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. See “Use of Proceeds.”

Governing Law	The indenture, the exchange notes and the guarantee will be governed by the laws of the State of New York.

Trustee, Registrar and Transfer Agent	The Bank of New York.

Principal Paying Agent	The Bank of New York.

Luxembourg Paying Agent and Transfer Agent	The Bank of New York (Luxembourg) S.A.

Luxembourg Listing Agent	The Bank of New York (Luxembourg) S.A.

Rating

The notes have been assigned a foreign currency rating of “Baa3” by Moody’s Investor Services, Inc. (“Moody’s”) and “BBB-” by Standard & Poor’s Ratings Services (“S&P”).  Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor.  The ratings are based upon current information furnished to the rating agencies by Embraer and information obtained by the rating agencies from other sources.  The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes.  Each rating should be evaluated independently of any other rating.

RATIO OF EARNINGS TO FIXED CHARGES

          The ratio of earnings to fixed charges for Embraer is set forth below for the nine months ended September 30, 2006 and for each year in the five-year period ended December 31, 2005.

          For purposes of computing the following ratios, earnings are defined as income before taxes plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements.  Fixed charges consist of interest (capitalized and expensed), amortization of deferred debt issuance costs, and that portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of majority-owned subsidiaries.

	Nine Months Ended September 30,	Year Ended December 31,

	2006	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges	3.91	3.87	3.94	1.82	5.90	8.59

RISK FACTORS

          You should consider carefully the risks and uncertainties described below in addition to all the other information included or incorporated by reference into this prospectus, including under the heading “Item 3D. Risk Factors” in our 2005 Annual Report, before deciding to invest in the notes.  Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described herein or therein.  Additional risks not presently known to us or that we currently deem immaterial may also impair our financial condition and business operations.

Risks Relating to the Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

          Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control.  We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

          If we cannot make scheduled payments on our debt, we will be in default and, as a result our debt holders could declare all outstanding principal and interest to be due and payable or the lenders under our credit facilities could terminate their commitments to lend us money and foreclose against the assets securing their borrowings.

          We and our subsidiaries may be able to incur substantial additional indebtedness in the future.  The terms of the indenture do not prohibit us or our subsidiaries from doing so.  If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

Developments in other emerging markets may adversely affect the market value of the notes.

          The market price of the notes may be adversely affected by declines in the international financial markets and world economic conditions.  Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America.  Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Brazil.  We cannot assure you that the market for Brazilian securities will not continue to be affected negatively by events elsewhere, particularly in emerging markets, or that such developments will not have a negative impact on the market value of the notes.

Embraer Overseas has no operations of its own, so that holders of the notes must depend on Embraer to provide Embraer Overseas with sufficient funds to make payments on the notes when due.

          Embraer Overseas is a direct wholly-owned subsidiary of Embraer and was organized in the Cayman Islands as a company with limited liability on September 22, 2006.  Embraer Overseas was established to primarily act as a finance subsidiary of Embraer.

          Accordingly, the ability of Embraer Overseas to pay principal, interest and other amounts due on the notes will depend upon Embraer’s financial condition and results of operations.  In the event of an adverse change in Embraer’s financial condition or results of operations, Embraer Overseas may not have sufficient funds to repay all amounts due on or with respect to the notes.

Payments on the notes and the guarantee will be junior to any secured debt obligations of  Embraer Overseas and Embraer, as the case may be, and effectively junior to debt obligations of Embraer’s subsidiaries.

          The notes and the guarantee will constitute unsecured unsubordinated obligations of Embraer Overseas and Embraer and will rank equal in right of payment with all of the other existing and future unsecured unsubordinated indebtedness of Embraer Overseas and Embraer, respectively.  Although the holders of the notes will have a direct, but unsecured claim on the assets and property of Embraer Overseas, payment on the notes will be subordinated to any secured debt of Embraer Overseas to the extent of the assets and property securing such debt.  Payment on the notes will also be effectively subordinated to the payment of secured and unsecured debt and other creditors of Embraer.  In addition, under Brazilian law, the obligations of Embraer under the guarantee are subordinated to certain statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes, court fees, expenses and costs, as well as to other statutory claims specific to the aircraft industry.  In the event of Embraer Overseas’ or Embraer’s liquidation, such statutory preferences will have preference over any other claims, including claims by any holder of the notes.

          Prior to the issuance of the notes, Embraer Overseas had no debt outstanding.  As of September 30, 2006, on a consolidated basis, Embraer had US$1,559.8 million of debt outstanding, US$367.2 million of which was secured debt.  As of September 30, 2006, Embraer’s subsidiaries had US$123.0 million of debt outstanding.  In addition, as of September 30, 2006, Embraer had off-balance sheet exposure of US$2,190.6 million relating to financial guarantees, repurchase obligations and trade-in and warranty commitments.  A portion of the net proceeds from the offering of the unregistered notes was used to repay outstanding debt of Embraer and its subsidiaries.  See “Use of Proceeds.”

          Any right of the holders of the notes, through enforcement of the guarantee, to participate in the assets of Embraer and the assets of Embraer’s subsidiaries upon any liquidation or reorganization will be subject to the prior claims of Embraer’s secured creditors and the creditors of its subsidiaries. The indenture relating to the notes includes a limitation on Embraer Overseas’ and Embraer’s ability, in the future, to create liens, although such limitation is subject to certain significant exceptions. The indenture does not restrict Embraer´s subsidiaries, other than Embraer Overseas, from creating liens.

          Embraer conducts a portion of its business operations through its subsidiaries. In servicing payments to be made on its guarantee of the notes, Embraer will rely, in part, on cash flows from these subsidiaries, mainly dividend payments.

          The ability of these subsidiaries to make dividend payments to Embraer will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other law, and restrictions contained in agreements entered into by or relating to these entities.

The foreign exchange policy of Brazil may affect the ability of Embraer to make money remittances outside Brazil in respect of the guarantee.

          Under Brazilian regulations, Brazilian companies are not required to obtain authorization from the Central Bank of Brazil, or the Central Bank, in order to make payments in U.S. dollars outside Brazil under guarantees in favor of foreign persons, such as the holders of the notes. We cannot assure you that these regulations will continue to be in force at the time Embraer is required to perform its payment obligations under the guarantee. If these regulations or their interpretation are modified and an authorization from the Central Bank is required, Embraer would need to seek an authorization from the Central Bank to transfer the amounts under the guarantee out of Brazil or, alternatively, make such payments with funds held by Embraer outside Brazil.  We cannot assure you that such an authorization will be obtained or that such funds will be available.

We cannot assure you that an active trading market for the notes will develop.

          The notes constitute a new issue of securities, for which there is no existing market. We cannot provide you with any assurances regarding the future development of a market for the notes, the ability of holders of the notes to sell their notes, or the price at which such holders may be able to sell their notes. If such a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our results of operations and financial condition, political and economic developments in and affecting Brazil and the market for similar securities. The initial purchasers of this offering have advised Embraer Overseas and Embraer that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to do so, and any market-making with respect to the notes may be discontinued at any time without notice.  In addition, such market making activities may be limited during the exchange offer or while the effectiveness of a shelf registration statement is pending.  Therefore, we cannot assure you as to the development or liquidity of any trading market for the unregistered notes or the exchange notes. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the unregistered notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

          Historically, the market for debt securities similar to the notes has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes.  We cannot assure you that the market, if any, for the notes or the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes or exchange notes.  Therefore, we cannot assure you that you will be able to sell your unregistered notes or exchange notes at a particular time or the price that you receive when you sell will be favorable.

There are significant restrictions on your ability to transfer or resell your notes.

          The unregistered notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Such exemptions include offers and sales that occur outside the United States in compliance with Regulation S under the Securities Act and in accordance with any applicable securities laws of any other jurisdiction and sales to qualified institutional buyers as defined under Rule 144A under the Securities Act. For a discussion of certain restrictions on resale and transfer, see “Notice to Investors.” Therefore, you may be required to bear the risk of your investment for an indefinite period of time.

          Under the registration rights agreement, Embraer Overseas and Embraer have agreed to file the exchange offer registration statement with the SEC and to use our reasonable best efforts to cause such registration statement to become effective with respect to the exchange notes.  The SEC, however, has broad discretion to declare any registration statement effective and may delay, defer or suspend the effectiveness of any registration statement for a variety of reasons.  If issued under an effective registration statement, the exchange notes generally may be resold or otherwise transferred (subject to restrictions described under “Notice to Investors”) by each holder of the exchange notes with no need for further registration.  However, the exchange notes will constitute a new issue of securities with no established trading market.  We cannot assure you that there will be an active trading market for the exchange notes or, in the case of non-exchanging holders of the notes, an active trading market for the unregistered notes following the exchange Offer.  See “Exchange Offer; Registration Rights.”

Judgments of Brazilian courts enforcing Embraer’s obligations under the guarantee would be payable only in reais.

          If proceedings were brought in the courts of Brazil seeking to enforce obligations of the Embraer under the guarantee, the Embraer would not be required to discharge such obligations in a currency other than reais.  Any judgment obtained against Embraer in Brazilian courts in respect of any payment obligations under the guarantee will be expressed in reais equivalent to the U.S. dollar amount at the exchange rate published by the Central Bank of Brazil of the date on which such judgment is rendered.  We cannot assure you that this exchange rate will afford you full compensation of the amount invested in the notes.

Changes in our credit ratings may adversely affect the value of the notes.

          The notes are rated Baa3 by Moody’s and BBB- by S&P.  Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued.  An explanation of the significance of such rating may be obtained from such rating agency.  There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.  Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

Risks relating to the Unregistered Notes

If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.

          If you do not exchange your unregistered notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your unregistered notes.  We do not intend to register the unregistered notes under the Securities Act.  To the extent unregistered notes are tendered and accepted in the exchange offer, the trading market, if any, for the unregistered notes would be adversely affected.  See “The Exchange Offer.”

USE OF PROCEEDS

          Neither Embraer Overseas nor Embraer will receive any proceeds from the exchange offer.  In consideration for issuing the exchange notes contemplated by this prospectus, Embraer Overseas will receive unregistered notes from you in like principal amount.  The unregistered notes surrendered in exchange for exchange notes will be retired and cancelled and cannot be reissued.  Accordingly, the issuance of the exchange notes will not result in any change in our indebtedness.

          The net proceeds from the sale of the unregistered notes were used to repay certain outstanding indebtedness of Embraer and its subsidiaries, as well as for general corporate purposes, which may include funding working capital.  Of the net proceeds, approximately US$ 280.1 million was used for the repayment of outstanding debt of Embraer and its subsidiaries with an average interest rate of 8.07% and with an average maturity of 1.9 years.

EXCHANGE RATES

          Before March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

          Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

          In March 2005, the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market.  All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system.  Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

          Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real may depreciate or appreciate against the U.S. dollar substantially in the future.  For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil” in our 2005 Annual Report.

          The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-end	Average for Period		Low	High

	(reais per US.dollar)
Year Ended
December 31, 2002	3.533	2.998	(1)	2.271	3.955
December 31, 2003	2.889	3.060	(1)	2.822	3.662
December 31, 2004	2.654	2.917	(1)	2.654	3.205
December 31, 2005	2.341	2.412	(1)	2.163	2.762
December 31, 2006	2.138	2.168	(1)	2.059	2.371
December 31, 2007(through March 29)	2.055	2.109	(1)	2.055	2.156
Month Ended
September 2006	2.174	2.169	(2)	2.128	2.218
October 2006	2.143	2.148	(2)	2.133	2.168
November 2006	2.167	2.158	(2)	2.135	2.187
December 2006	2.138	2.150	(2)	2.138	2.169
January 2007	2.125	2.139	(2)	2.125	2.156
February 2007	2.118	2.096	(2)	2.077	2.118
March 2007 (through March 29)	2.055	2.091	(2)	2.055	2.139

Source: Central Bank
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Represents the average of the exchange rates during the period.

CAPITALIZATION

          The following table sets forth our consolidated total capitalization at September 30, 2006.  This table should be read in conjunction with the section “Selected Financial and Other Information” in our 2005 Annual Report and the Report on Form 6-K submitted on January 23, 2007.

At September 30, 2006

(in thousands of US$)
Short-term debt	$759,753
Long-term debt	840,036

Total debt (1)	$1,599,789
Shareholders’ equity	1,780,400

Total capitalization(2)	$3,380,189

(1)

The table above does not give effect to the issuance of our 6.375% Guaranteed Notes due 2017 in the aggregate principal amount of US$400 million and the application of the net proceeds thereof.  A total of US$280.1 million of our debt was repaid with the net proceeds of such notes, of which US$65.0 million was accounted as short-term debt.

(2)	Total capitalization is the sum of total debt and shareholders’ equity.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

          Embraer Overseas sold the unregistered notes to J.P. Morgan Securities Inc., Citigroup Global Markets Inc., and Barclay’s Capital Inc., as the initial purchasers, pursuant to a purchase agreement dated October 20, 2006.  The initial purchasers resold the unregistered notes pursuant to an offering memorandum dated October 20, 2006 in reliance on Rule 144A and Regulation S under the Securities Act.  On October 25, 2006, we entered into a registration rights agreement with the initial purchasers.  Under the registration rights agreement, we and Embraer Overseas agreed:

•	to use our reasonable best efforts to cause to be filed a registration statement covering an exchange offer to the holders to exchange unregistered notes for exchange notes;

•

to use or reasonable efforts to have such registration statement remain effective until 180 days after the date the SEC declares such registration statement effective, for use by one or more participating broker-dealers; and

•

to commence the exchange offer promptly after the registration statement is declared effective by the SEC and to use our reasonable best efforts to complete the exchange offer not later than July 22, 2007.

          If you participate in the exchange offer, you will, with limited exceptions, receive exchange notes that are freely tradable and not subject to restrictions on transfer.  You should read the information in this prospectus under the heading “—Resale of Exchange Notes” for more information relating to your ability to transfer exchange notes.

          The exchange offer is not being made to, nor will Embraer Overseas accept tenders for exchange from, holders of unregistered notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

          If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, you will not have any further registration rights.  In that case, your unregistered notes will continue to be subject to restrictions on transfer under the Securities Act.

Shelf Registration

          In the registration rights agreement, we agreed to file a shelf registration statement only if:

•	the exchange offer as contemplated by the registration rights agreement is not available or may not be completed because it would violate any applicable law or interpretation of the staff of the SEC;

•	for any other reason the exchange offer is not consummated by July 22, 2007; or

•	we receive a written request (a “Shelf Request”) from any holder that it holds unregistered securities that are or were ineligible to be exchanged in the exchange offer.

If a shelf registration statement is required, we will use our reasonable best efforts to:

•	file the shelf registration statement with the SEC as soon as practicable;

•

in the event of a receipt of a Shelf Request, use our reasonable best efforts to file and to have become effective both a registration statement with respect to all unregistered securities and a shelf registration statement with respect to offers and sales of  unregistered securities held by initial purchasers after completion of the exchange offer;

•	cause the shelf registration statement to be declared effective; and

•

keep the shelf registration statement effective until the earliest of (1) the date on which all of the unregistered notes covered by the shelf registration statement have been sold pursuant thereto or (2) the date on which the unregistered notes covered by the shelf registration statement become eligible for resale under Rule 144(k) under the Securities Act.

          We or Embraer Overseas may give notice to suspend the disposition of the unregistered securities pursuant to the shelf registration statement, provided however, that in such circumstances we and Embraer Overseas will extend the period during which such shelf registration statement will be maintained effective.  We and Embraer Overseas may give any such notice only twice during any 365-day period and any such suspensions shall not exceed 45 days in any 3-month period or 90 days in any 12-month period for each such suspension, and there shall not be more than two suspensions in effect during any 365-day period.

          The shelf registration statement will permit only certain holders to resell their unregistered notes from time to time.  In particular, Embraer Overseas may require that each holder furnish to us such information concerning the holder and the distribution of their unregistered notes, and Embraer Overseas may exclude from registration the unregistered notes of any holder that fails to furnish such information within a reasonable time after receiving the request.

          If we are required to file a shelf registration statement, Embraer Overseas will provide to each holder of unregistered notes that are covered by the shelf registration statement copies of the prospectus that is a part of the shelf registration statement and notify each such holder when the shelf registration statement becomes effective.  A holder who sells unregistered notes pursuant to the shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers.  Such holder will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including the applicable indemnification obligations).

Additional Interest

          If a registration default (as defined below) occurs, we will be required to pay additional interest to each holder of unregistered notes.  During the first 90-day period that a registration default occurs, we will pay additional interest equal to 0.25% per annum, which will increase by an additional 0.25% per annum during each subsequent 90-day period, up to a maximum of 0.50% per annum, until each registration default has been cured.  Such additional interest will accrue only for those days that a registration default occurs and is continuing.  Following the cure of all registration defaults, no more additional interest will accrue.  You will not be entitled to receive any additional interest if you failed to comply with your obligations to make certain representations or provide certain information as required in the registration rights agreement.

          A “registration default” includes any of the following:

•	The exchange offer has not been completed on or prior to July 22, 2007;

•	The shelf registration statement, if required, has not become effective on or prior to July 22, 2007; or

•

In the event we have received a Shelf Request and the shelf registration statement required to be filed thereby has not become effective by the later of March 24, 2007 or 90 days after the delivery of such Shelf Request.

          The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement.  The exchange notes will not have rights to additional interest as set forth above, upon the consummation of the exchange offer.  The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement.  A copy of the registration rights agreement is filed as an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

          Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Embraer Overseas is offering to exchange US$1,000 principal amount of exchange notes for each $1,000 principal amount of unregistered notes.  You may tender some or all of your unregistered notes only in integral multiples of US$1,000.  As of the date of this prospectus, US$400,000,000 aggregate principal amount of the unregistered notes are outstanding.

          The terms of the exchange notes to be issued are substantially similar to the unregistered notes, except that the exchange notes will have been registered under the Securities Act and, therefore, the certificates for the exchange notes will not bear legends restricting their transfer.  The exchange notes will not have registration rights and the exchange notes will not have rights to additional interest.  The exchange notes will be issued under and be entitled to the benefits of the Indenture, dated as of October 25, 2006, among Embraer Overseas, as issuer, Embraer, as guarantor, and The Bank of New York, as trustee.

          In connection with the issuance of the unregistered notes, Embraer Overseas arranged for the unregistered notes to be issued and transferable in book-entry form through the facilities of DTC, acting as a depositary, and through Euroclear and Clearstream Banking, pursuant to established procedures between DTC and Euroclear or Clearstream Banking.  The exchange notes will also be issuable and transferable in book-entry form through DTC and through Euroclear and Clearstream Banking, pursuant to established procedures between DTC and Euroclear or Clearstream Banking.

          There will be no fixed record date for determining the eligible holders of the unregistered notes that are entitled to participate in the exchange offer.  Embraer Overseas will be deemed to have accepted for exchange validly tendered unregistered notes when and if it has given oral (promptly confirmed in writing) or written notice of acceptance to the exchange agent.  The exchange agent will act as agent for the tendering holders of unregistered notes for the purpose of receiving exchange notes from us and delivering them to such holders.

          If any tendered unregistered notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events described herein, certificates for any such unaccepted unregistered notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the expiration of the exchange offer.

          Holders of unregistered notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered notes for exchange notes pursuant to the exchange offer.  We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer.

          Any unregistered notes which holders do not tender or which Embraer Overseas does not accept in the exchange offer will remain outstanding and continue to accrue interest and will be subject to restrictions on transfer.  Embraer Overseas does not have any obligation to register such unregistered notes under the Securities Act.  Holders wishing to transfer unregistered notes would have to rely on exemptions from the registration requirements of the Securities Act.

Conditions of the Exchange Offer

          You must tender your unregistered notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer.  Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, Embraer Overseas will not be required to accept for exchange any unregistered notes, and may amend or terminate the exchange offer if:

•	the exchange offer, or the making of any exchange by a holder of unregistered notes, violates applicable law or any applicable interpretation of the staff of the SEC;

•

any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in Embraer Overseas’s reasonable judgment, would impair its ability to proceed with the exchange offer; or

•

any law, rule or regulation or applicable interpretations of the staff of the SEC have been issued or promulgated, which, in Embraer Overseas’s good faith determination, does not permit it to effect the exchange offer.

Expiration Date; Extensions; Amendment; Termination

          The exchange offer will expire at 5:00 pm, New York City time, on May 18, 2007, unless, in Embraer Overseas’s sole discretion, Embraer Overseas extends it.  In the case of any extension, Embraer Overseas will notify the exchange agent orally (promptly confirmed in writing) or in writing of any extension.  Embraer Overseas will also notify the registered holders of unregistered notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

          To the extent Embraer Overseas is legally permitted to do so, it expressly reserves the right, in its sole discretion, to:

•	delay accepting any unregistered note;

•	waive any condition of the exchange offer; and

•	amend the terms of the exchange offer in any manner.

          Embraer Overseas will give oral or written notice of any non-acceptance or amendment to the registered holders of the unregistered notes as promptly as practicable.  If Embraer Overseas considers an amendment to the exchange offer to be material, it will promptly inform the registered holders of unregistered notes of such amendment in a reasonable manner.

          If Embraer Overseas determines in its sole discretion that any of the events or conditions described in “—Conditions of the Exchange Offer” has occurred, Embraer Overseas may terminate the exchange offer.  Embraer Overseas may:

•	refuse to accept any unregistered notes and return any unregistered notes that have been tendered to the holders;

•

extend the exchange offer and retain all unregistered notes tendered prior to the expiration of the exchange offer, subject to the rights of the holders of tendered unregistered notes to withdraw their tendered unregistered notes; or

•	waive the termination event with respect to the exchange offer and accept all properly tendered unregistered notes that have not been withdrawn.

          If any such waiver constitutes a material change in the exchange offer, Embraer Overseas will disclose the change by means of a supplement to this prospectus that will be distributed to each registered holder of unregistered notes, and Embraer Overseas will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the unregistered notes, if the exchange offer would otherwise expire during that period.

          Any determination by Embraer Overseas concerning the events described above will be final and binding upon the parties.  Without limiting the manner by which Embraer Overseas may choose to make public announcements of any extension, delay in acceptance, amendment or termination of the exchange offer, Embraer Overseas will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the Exchange Notes

          The exchange notes will accrue interest from and including October 25, 2006.  Interest will be paid on the exchange notes semiannually on January 24 and July 24 of each year, commencing on July 24, 2007.  Holders of unregistered notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the unregistered notes until the date of the issuance of the exchange notes.  Consequently, holders of exchange notes will receive the same interest payments that they would have received had they not accepted the exchange offer.

Resale of Exchange Notes

          Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties unrelated to it, Embraer Overseas believes that the exchange notes issued pursuant to the exchange offer in exchange for the unregistered notes may be offered for resale, resold and otherwise transferred by their holders without complying with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and do not have any arrangement or understanding with any person to participate in the distribution of the unregistered notes or exchange notes;

•

you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of Embraer Overseas or Embraer or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

if you are a broker-dealer, you have not entered into any arrangement or understanding with Embraer Overseas, Embraer or any “affiliate” of Embraer Overseas or Embraer (within the meaning of Rule 405 under the Securities Act) to distribute the exchange notes;

•

if you are a broker-dealer and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

          If you wish to participate in the exchange offer, you will be required to make these representations to us in the letter of transmittal.

          If you are a broker-dealer that receives exchange notes in exchange for unregistered notes held for your own account, as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes.  The letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.  The prospectus, as it may be amended or supplemented from time to time, may be used by any broker-dealers in connection with resales of exchange notes received in exchange for unregistered notes.  We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any resale.

Clearing of the Notes

          Upon consummation of the exchange offer, the exchange notes will have different CUSIP, Common Code and ISIN numbers from the unregistered notes.

          Unregistered notes that were issued under Regulation S that are not tendered for exchange will continue to clear through Euroclear and Clearstream Banking under their original Common Codes and their ISIN numbers will remain the same.  Regulation S unregistered notes (unless acquired by an initial purchaser as part of their original distribution) may now be sold in the United States or to U.S. persons and, upon any such transfer, a beneficial interest in the Regulation S unregistered global notes may be exchanged for an interest in the exchange global senior note in accordance with procedures established by Euroclear or Clearstream Banking and DTC.

          Beneficial interests in the restricted Regulation S global notes may be transferred to a person who takes delivery in the form of an interest in the Regulation S global notes upon receipt by the trustee of a written certification from the transferor, in the form provided in the indenture, to the effect that the transfer is being made in accordance with Rule 903 or 904 of Regulation S.

          We cannot predict the extent to which beneficial owners of interests in the Regulation S unregistered global notes will participate in the exchange offer.  Beneficial owners should consult their own financial advisors as to the benefits to be obtained from exchange.

Procedures for Tendering

          The term “holder” with respect to the exchange offer means any person in whose name unregistered notes are registered on Embraer Overseas’ agent’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose unregistered notes are held of record by DTC, Euroclear or Clearstream Banking who desires to deliver such unregistered notes by book-entry transfer at DTC, Euroclear or Clearstream Banking, as the case may be.

          Except in limited circumstances, only a Euroclear participant, Clearstream Banking participant or a DTC participant listed on a DTC notes position listing with respect to the unregistered notes may tender its unregistered notes in the exchange offer.  To tender unregistered notes in the exchange offer:

•	holders of unregistered notes that are DTC participants may follow the procedures for book-entry transfer as provided for below under “—Book-Entry Transfer” and in the letter of transmittal.

•

Euroclear participants and Clearstream Banking participants on behalf of the beneficial owners of unregistered notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream Banking, as the case may be, which include transmission of a computer-generated message to Euroclear or Clearstream Banking, as the case may be, in lieu of a letter of transmittal.  Euroclear or Clearstream Banking, as the case may be, will then transfer the appropriate notice to DTC in accordance with established procedures between DTC and Euroclear or Clearstream Banking.  See the term “agent’s message” under “—Book-Entry Transfer.”

In addition:

•	the exchange agent must receive any corresponding certificate or certificates representing unregistered notes along with the letter of transmittal;

•

the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of unregistered notes into the exchange agent’s account at DTC, including confirmations transmitted by Euroclear or Clearstream Banking to DTC according to standard operating procedures for electronic tenders described below and a properly transmitted agent’s message described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

          The tender by a holder of unregistered notes will constitute an agreement between such holder and Embraer Overseas in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.  If less than all the unregistered notes held by a holder of unregistered notes are tendered, a tendering holder should fill in the amount of unregistered notes being tendered in the specified box on the letter of transmittal.  The entire amount of unregistered notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

          The method of delivery of unregistered notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “—Book Entry Transfer,” to the exchange agent is at the election and risk of the holder.  Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service.  In all cases, sufficient time should be allowed to assure timely delivery prior to the expiration of the exchange offer.  No letter of transmittal or unregistered notes should be sent to us but must instead be delivered to the exchange agent.  Delivery of documents to DTC, Euroclear or Clearstream Banking in accordance with their respective procedures will not constitute delivery to the exchange agent.

          If you are a beneficial owner of unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your unregistered notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.  If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered notes, either:

•	make appropriate arrangements to register ownership of the unregistered notes in your name; or

•	obtain a properly completed bond power from the registered holder.

          The transfer of record ownership may take considerable time and might not be completed prior to the expiration date.

          Signatures on a letter of transmittal or a notice of withdrawal as described in “—Withdrawal of Tenders” below, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the unregistered notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible institution.

          If the letter of transmittal is signed by a person other than the registered holder of any unregistered notes listed therein, the unregistered notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the unregistered notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the unregistered notes.  If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Embraer Overseas, evidence satisfactory to Embraer Overseas of their authority to so act must be submitted with the letter of transmittal.

          Embraer Overseas will determine in its sole discretion all the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered unregistered notes.  Embraer Overseas’s determinations will be final and binding.  Embraer Overseas reserves the absolute right to reject any and all unregistered notes not validly tendered or any unregistered notes, the acceptance of which would, in the opinion of its counsel, be unlawful.  Embraer Overseas also reserves the absolute right to waive any irregularities or conditions of tender as to particular unregistered notes.  Embraer Overseas’s interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties.  Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as Embraer Overseas will determine.  Neither Embraer Overseas, Embraer, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of unregistered notes nor shall any of them incur any liability for failure to give such notification.  Tenders of unregistered notes will not be deemed to have been made until such irregularities have been cured or waived.  Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such unregistered notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

          In addition, Embraer Overseas reserves the right in its sole discretion to (a) purchase or make offers for any unregistered notes that remain outstanding subsequent to the expiration date, and (b) to the extent permitted by applicable law, purchase unregistered notes in the open market, in privately negotiated transactions or otherwise.  The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

          Embraer Overseas understands that the exchange agent will make a request promptly after the date of this document to establish an account with respect to the unregistered notes at DTC for the purpose of facilitating the exchange offer.  Any financial institution that is a participant in DTC’s system may make book-entry delivery of unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for such transfer.  Any participant in Euroclear or Clearstream Banking may make book-entry delivery of Regulation S unregistered notes by causing Euroclear or Clearstream Banking to transfer such notes into the exchange agent’s account at DTC in accordance with established procedures between DTC and Euroclear or Clearstream Banking for transfer.  The exchange for tendered unregistered notes will only be made after a timely confirmation of a book-entry transfer of the unregistered notes into the exchange agent’s account at DTC, and timely receipt by the exchange agent of an agent’s message.

          The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, has received an express acknowledgment which may be through Euroclear or Clearstream Banking, from a participant tendering unregistered notes and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and Embraer Overseas may enforce such agreement against the participant.  Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream Banking participant, as the case may be, that the representations contained in the appropriate letter of transmittal and described above are true and correct.

Guaranteed Delivery Procedures

          Holders who wish to tender their unregistered notes and (i) whose unregistered notes are not immediately available, or (ii) who cannot deliver their unregistered notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or if such holder cannot complete DTC’s, Euroclear’s or Clearstream Banking’s respective standard operating procedures for electronic tenders before expiration of the exchange offer, may tender their unregistered notes if:

•	the tender is made through an eligible institution;

•

before expiration of the exchange offer, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•

setting forth the name and address of the holder and the registered number(s), the certificate number or numbers of the unregistered notes tendered and the principal amount of unregistered notes tendered;

•	stating that the tender offer is being made by guaranteed delivery; and

•

guaranteeing that, within three (3) business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the unregistered notes tendered and any other documents required by the letter of transmittal or, alternatively, a book-entry confirmation will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered unregistered notes in proper form for transfer and all other documents required by the letter of transmittal or, alternatively, a book-entry confirmation, within three (3) business days after expiration of the exchange offer.

          Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their unregistered notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

          Except as otherwise provided herein, tenders of unregistered notes may be withdrawn at any time prior to 5:00 pm, New York City time, on May 18, 2007, the expiration date of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at the address set forth below under “—Exchange Agent;” or

•

for DTC, Euroclear or Clearstream Banking participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC.

Any notice of withdrawal must:

•	specify the name of the person who tendered the unregistered notes to be withdrawn;

•	identify the unregistered notes to be withdrawn, including the certificate number or numbers and principal amount of the unregistered notes to be withdrawn;

•	be signed by the person who tendered the unregistered notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the unregistered notes are to be re-registered, if different from that of the withdrawing holder.

          If unregistered notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream Banking to be credited with the withdrawn unregistered notes and otherwise comply with the procedures of the facility.  Embraer Overseas will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices, and its determination shall be final and binding on all parties.  Any unregistered notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect thereto unless the unregistered notes so withdrawn are validly re-tendered.  Any unregistered notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal.  Properly withdrawn unregistered notes may be re-tendered by following the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Consequences of Failure to Exchange

          If you do not tender your unregistered notes to be exchanged in this exchange offer, they will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act.

          Accordingly, they:

•	may be resold only if (i) registered pursuant to the Securities Act, (ii) an exemption from registration is available or (iii) neither registration nor an exemption is required by law; and

•	shall continue to bear a legend restricting transfer in the absence of registration or an exemption therefrom.

          As a result of the restrictions on transfer and the availability of the exchange notes, the unregistered notes are likely to be much less liquid than before the exchange offer.

Exchange Agent

          The Bank of New York has been appointed as the exchange agent for the exchange of the unregistered notes.  Questions and requests for assistance relating to the exchange of the unregistered notes should be directed to the exchange agent addressed as follows:

The Bank of New York
101 Barclay Street 4E
New York, New York, 10286
Attn: Global Finance Service

          Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

          Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the information agent, addressed as follows:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Bankers and Brokers Call (Collect): (212) 260-5550
All Others Call (Toll Free): (888) 628-9011

Fees and Expenses

          We will bear the expenses of soliciting tenders pursuant to the exchange offer.  The principal solicitation for tenders pursuant to the exchange offer is being made by mail.  Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph or telephone.

           We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer.  We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its related reasonable out-of-pocket expenses and accounting and legal fees.  We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the unregistered notes and in handling or forwarding tenders for exchange.

          We will pay all transfer taxes, if any, applicable to the exchange of unregistered notes pursuant to the exchange offer.  The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing exchange notes or unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of unregistered notes tendered;

•	tendered unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of unregistered notes under the exchange offer.

          If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

DESCRIPTION OF THE EXCHANGE NOTES

          The exchange notes will be issued pursuant to the indenture, dated as of October 25, 2006, among Embraer Overseas, as issuer, Embraer, as guarantor, The Bank of New York, as trustee (which term includes any successor as trustee under the indenture), The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, and The Bank of New York, as principal paying agent.  Embraer Overseas has, under the indenture, appointed a registrar, paying agents and transfer agents.  A copy of the indenture, including the form of the notes and the related guarantee, is available for inspection during normal business hours at the offices of the trustee and any of the other paying agents.  The trustee or any paying agent will also act as transfer agent and registrar in the event that Embraer Overseas issues certificates for the exchange notes in definitive registered form as set forth in “Form of Notes—Individual Definitive Notes.”  The unregistered notes and the exchange notes are collectively referred to as the “notes”

          This description of notes is a summary of the material provisions of the notes and the indenture.  You should refer to the indenture for a complete description of the terms and conditions of the notes and the indenture, including the obligations of Embraer Overseas and Embraer and your rights.

          You will find the definitions of capitalized terms used in this section under “—Certain Definitions.”

General

The Exchange Notes

The exchange notes:

•	will be senior unsecured obligations of Embraer Overseas;

•

will initially be limited to an aggregate principal amount of US$400 million (subject to the rights of Embraer Overseas to issue additional notes of this series as described under “—Further Issuances”);

•	will mature at 100% of their principal amount on January 24, 2017;

•	will be issued in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof;

•	will be represented by one or more registered notes in global form and may be exchanged for notes in definitive form only in limited circumstances; and

•	will initially be unconditionally guaranteed on a senior unsecured basis by Embraer.

Interest

Interest on the exchange notes:

•	will accrue at the rate of 6.375% per annum;

•	will accrue from October 25, 2006 or from the most recent interest payment date;

•	will be payable in cash semi-annually in arrears on January 24 and July 24, commencing on July 24, 2007;

•	will be payable to the holders of record on the January 9 and July 9 immediately preceding the related interest payment dates; and

•	will be computed on the basis of a 360-day year comprised of twelve 30-day months.

          Principal of, and interest (including additional interest, if any) and any additional amounts on, the exchange notes will be payable at the office of the trustee and at the offices of the paying agents, and the transfer of the exchange notes will be registrable at the offices of the transfer agents.  If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange will so require, Embraer Overseas and Embraer will maintain a paying agent and transfer agent in Luxembourg.

Embraer Guarantee

          Embraer will unconditionally guarantee, on a senior unsecured basis, Embraer Overseas’s payment obligations under the notes and the indenture.  The obligations of Embraer under the guarantee will rank:

•	equal in right of payment to all other existing and future senior, unsecured debt of Embraer subject to certain statutory preferences under applicable law, including labor and tax claims;

•	senior in right of payment to Embraer’s subordinated debt; and

•

effectively subordinated to certain obligations having statutory preference, including claims for salaries, wages, social security, taxes, and court fees, expenses and costs, and to debt and other liabilities (including subordinated debt and trade payables) of Embraer’s subsidiaries’ and to secured debt of Embraer to the extent of such security.  See “Risk Factors—Risks Relating to the Notes—Payments on the notes and the guarantee will be junior to any secured debt obligations of Embraer Overseas and Embraer, as the case may be, and effectively junior to debt obligations of Embraer’s subsidiaries.”

          Certain of Embraer’s operations are, and in the future may be, conducted through its subsidiaries, which subsidiaries may issue debt without any limitation or restrictions.

Ranking

          The notes will constitute direct senior unsecured obligations of Embraer Overseas.  If Embraer Overseas were to issue any debt other than the notes, the notes would rank at least pari passu in priority of payment with all other existing and future senior unsecured indebtedness of Embraer Overseas.

Redemption and Repurchase

          The notes will not be redeemable prior to maturity, except as described below.

     Tax Redemption

          The notes will be redeemable, at the option of Embraer Overseas, in whole, but not in part, upon giving not less than 30 nor more than 60 days’ notice to the holders (which notice will be irrevocable), at 100% of the principal amount thereof, plus accrued interest (including additional interest, if any) and any additional amounts payable with respect thereto, if (1) (a) Embraer Overseas or any successor has or will become obligated to pay additional amounts as described below under “—Additional Amounts” or (b) Embraer or any successor has or will become obligated to pay additional amounts as described below under “—Additional Amounts” in excess of the additional amounts either Embraer or any such successor would be obligated to pay if payments were subject to withholding or deduction at a rate of 15% or at a rate of 25% in case the holder of the notes is resident in a tax haven jurisdiction for Brazilian tax purposes (i.e., countries which do not impose any income tax or which impose it at a maximum rate lower than 20% or where the laws impose restrictions on the disclosure of ownership composition or securities ownership), as a result of any change in, or amendment to, the laws or regulations of Brazil or the Cayman Islands or any political subdivision or governmental authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment occurs after the Issue Date and (2) such obligation cannot be avoided by Embraer Overseas or Embraer taking reasonable measures available to it.  No such notice of redemption will be given earlier than 60 days prior to the earliest date on which Embraer Overseas or Embraer, as the case may be, would be obligated to pay such additional amounts if a payment in respect of such notes were then due.

          Prior to the publication or mailing of any notice of redemption of the notes as described above, Embraer Overseas or Embraer must deliver to the trustee an officers’ certificate to the effect that the obligations of Embraer Overseas or Embraer, as the case may be, to pay additional amounts cannot be avoided by Embraer Overseas or Embraer taking reasonable measures available to it.  Embraer Overseas or Embraer, as the case may be, will also deliver an opinion of an independent legal counsel of recognized standing stating that Embraer Overseas or Embraer, as the case may be, would be obligated to pay additional amounts due to the changes in tax laws or regulations.  The trustee will accept this certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set forth in clauses (1) and (2) above, in which event it will be conclusive and binding on the holders.

     Optional Redemption With “Make-Whole” Amount

          The notes will be redeemable, at the option of Embraer Overseas, in whole or in part, upon giving not less than 30 nor more than 60 days’ notice to the holders (which notice will be irrevocable), at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury Rate plus 25 basis points (the “Make-Whole Amount”), plus in each case accrued interest (including additional interest, if any), and any additional amounts, on the principal amount of the notes to the date of redemption.

          The following terms are relevant to the determination of the redemption price.

          “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

          “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

          “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by Embraer Overseas.

          “Comparable Treasury Price” means, with respect to any redemption date (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

          “Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. or their affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by Embraer Overseas; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), Embraer Overseas will substitute therefor another Primary Treasury Dealer.

          “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer, and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

          On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless Embraer Overseas defaults in payment of the redemption price and accrued interest (including additional interest or additional amounts, if any)).  On or before the redemption date, Embraer Overseas will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest (including additional interest or additional amounts, if any) to the redemption date on the notes to be redeemed on such date.  If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

     Open Market Purchases

          Embraer Overseas, Embraer or their affiliates may at any time purchase notes in the open market or otherwise at any price.  Any such purchased notes may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

Payments

          Embraer Overseas and Embraer (as guarantor) will make all payments on the notes exclusively in such coin or currency of the United States as at the time of payment will be legal tender for the payment of public and private debts.

          Embraer Overseas will make payments of principal upon surrender of the relevant notes at the specified office of the trustee or any of the paying agents.  Payments of principal and interest in respect of each note will be made by the trustee and the paying agents by U.S. dollar check drawn on a bank in New York City and mailed to the holder of such note at its registered address.  Upon application by the holder to the specified office of the trustee or any paying agent not less than 15 days before the due date for any payment in respect of a note, such payment may be made by transfer to a U.S. dollar account maintained by the payee with a bank in New York City.

          All payments by Embraer Overseas or Embraer in respect of the notes or the related guarantee, as the case may be, including, without limitation, additional interest, if any, will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or other governmental charges of a similar nature (and any fines, penalties or interest related thereto) imposed or levied by or on behalf of Brazil or the Cayman Islands or any political subdivision or authority of or in Brazil or the Cayman Islands having power to tax, unless such withholding or deduction is required by law.  See “—Additional Amounts.”  No commissions or expenses will be charged to the holders in respect of such payments.

          Subject to applicable law, the trustee and the paying agents will pay to Embraer Overseas upon request any monies held by them for the payment of principal or interest that remain unclaimed for two years, and, thereafter, holders entitled to such monies must look to Embraer Overseas for payment as general creditors.  After the return of such monies by the trustee or the paying agents to Embraer Overseas, neither the trustee nor the paying agents shall be liable to the holders in respect of such monies.

Listing

          Embraer Overseas will use commercially reasonable efforts to cause the exchange notes to be listed on the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange, and to remain so listed so long as Embraer Overseas and Embraer do not reasonably believe that doing so would impose burdensome financial reporting or other requirements, or costs relating thereto.

Form, Denomination and Title

          The notes will be in registered form without coupons attached in amounts of US$100,000 and integral multiples of US$1,000 in excess thereof.

          Except in certain limited circumstances, definitive registered notes will not be issued in exchange for beneficial interests in the global notes.  See “Form of Notes—Global Notes.”

          Title to the notes will pass by registration in the register.  The holder of any note will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, writing on, or theft or loss of, the definitive note issued in respect of it) and no person will be liable for so treating the holder.

Transfer of Notes

          Notes may be transferred in whole or in part in an authorized denomination upon the surrender of the note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the registrar or the specified office of any transfer agent.  Each new note to be issued upon exchange of notes or transfer of notes will, within three business days of the receipt of a request for exchange or form of transfer, be mailed at the risk of the holder entitled to the note to such address as may be specified in such request or form of transfer.

          Transfer will be effected without charge by or on behalf of Embraer Overseas, the registrar or the transfer agents, but upon payment, or the giving of such indemnity as the registrar or the relevant transfer agent may require, in respect of any tax or other governmental charges which may be imposed in relation to it.  Embraer Overseas is not required to transfer or exchange any note selected for redemption.

          No holder may require the transfer of a note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on that note.

Additional Amounts

          All payments by Embraer Overseas or Embraer in respect of the notes or the related guarantee, as the case may be, including, without limitation, additional interest, if any, will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or other governmental charges of a similar nature (and any fines, penalties or interest related thereto) imposed or levied by or on behalf of Brazil or the Cayman Islands or any political subdivision or authority of or in Brazil or the Cayman Islands having power to tax, unless such withholding or deduction is required by law.  In that event, Embraer Overseas or Embraer (as guarantor) will pay to each holder such additional amounts as may be necessary in order that every net payment made by Embraer Overseas or Embraer (as guarantor) in respect of each note or the related guarantee after such deduction or withholding will not be less than the amount then due and payable on such note as if no such deduction or withholding were required.  The foregoing obligation to pay additional amounts, however, will not apply to or in respect of:

          (1)     any tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such holder, on the one hand, and Brazil or the Cayman Islands, on the other hand (including, without limitation, such holder being or having been a citizen or resident thereof or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein), other than the mere receipt of such payment or the ownership or holding of such note or the related guarantee;

          (2)     any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by such holder for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

          (3)     the extent that the taxes, duties, assessments or other governmental charges would not have been imposed but for the failure of such holder (including the failure of any beneficial owner) to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with Brazil or the Cayman Islands of the holder if (a) such compliance is required or imposed by law as a precondition to exemption from all or a part of such tax, assessment or other governmental charge and (b) in the event a certification, identification or other reporting requirement is adopted after the Issue Date, and Embraer Overseas or Embraer, as the case may be, relies on such requirement to apply this clause (3), Embraer Overseas or Embraer, as the case may be, will have notified all registered holders of the notes of such requirement at least 30 days prior to the date such requirement will apply with respect to the notes and be so relied upon by Embraer or Embraer Overseas, as the case may be, provided that no further notices of such requirement will be required to be given to any subsequent holders;

(4) any estate, inheritance, gift, sales, transfer, excise or personal property or similar tax, assessment or governmental charge;

          (5)     any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest (including additional interest, if any) on the note or by direct payment by Embraer Overseas or Embraer in respect of claims made against Embraer Overseas or Embraer;

          (6)     any tax, imposed, withheld or otherwise deducted on a note presented for payment (where presentation is required) by or on behalf of a holder who would have been able to avoid that withholding or deduction by presenting the relevant note to another paying agent;

          (7)     any withholding or deduction, imposed or levied on a payment to an individual that is required to be made pursuant to European Union Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(8) any combination of the above.

          Embraer Overseas or Embraer, as the case may be, will also pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery, registration or the making of payments in respect of the notes and the related guarantee, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside of Brazil or the Cayman Islands other than those resulting from, or required to be paid in connection with, the enforcement of the notes and the related guarantee following the occurrence of any Default or Event of Default.

          No additional amounts will be paid with respect to a payment on any note or the related guarantee to a holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive payment of the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of the note.

          Embraer Overseas or Embraer will provide the trustee with the official acknowledgment of the relevant taxing authority (or, if such acknowledgment is not available, a certified copy thereof, or other available documentation) evidencing any payment of Brazilian taxes or Cayman Islands taxes in respect of which Embraer Overseas or Embraer has paid any additional amounts.  Copies of such documentation will be made available to the holders of the notes or the paying agents, as applicable, upon request therefor.

          All references in this prospectus to principal of and interest (including additional interest, if any) on the notes will include any additional amounts payable by Embraer Overseas or Embraer, as the case may be, in respect of such principal and such interest.

Further Issuances

          Embraer Overseas may from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes having the same terms and conditions as, and ranking equally and ratably with, the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes, or except for the first payment of interest following the issue date of such additional notes).  Such additional notes may be consolidated and form a single series with, and will have the same terms as to ranking, redemption, waivers, amendments or otherwise as, the notes, and will vote together as one class on all matters with respect to the notes.

Covenants

          The indenture contains the following covenants:

     Limitation on Liens

          Embraer will not create, incur, issue or assume any Indebtedness secured by any mortgage, pledge, lien, hypothecation, security interest or other encumbrance except for Permitted Liens, without, at the same time or prior thereto, securing the notes equally and ratably therewith.  For purposes of this covenant, “Permitted Liens” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance:

•

granted upon or with regard to any property acquired after the Issue Date by Embraer to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property; provided, however, that the maximum amount secured thereby shall not exceed the purchase price of such property or the Indebtedness incurred solely for the purpose of financing the acquisition of such property;

•

in existence on the Issue Date and any extension, renewal or replacement thereof; provided, however, that the total amount of Indebtedness so secured shall not exceed the amount so secured on the Issue Date;

•	arising from leases constituting Indebtedness, entered into in the ordinary course of business;

•

granted upon or with regard to any present or future asset or property of Embraer in respect of Indebtedness of Embraer which is owed to (1) any Brazilian governmental credit agency (including but not limited to the Brazilian National Treasury, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), BNDES Participações S.A.(“BNDESPAR”), Financiadora de Estudos e Projetos (“FINEP”) and Agência Especial de Financiamento Industrial (“FINAME”), (2) any international official export-import bank or official export-import credit insurer, or (3) the International Finance Corporation or any international multilateral or government-sponsored agency;

•

(1) existing with respect to any assets of a Person at the time such Person is merged or consolidated with or into Embraer (and such lien is not incurred in anticipation of such transaction), provided that such lien is not extended to any asset of Embraer other than the assets of such Person affected thereby prior to giving effect to such merger or consolidation, (2) existing on any assets at the time of the acquisition thereof (and not incurred in anticipation of such transaction), and (3) to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by liens referred to above, provided that such liens do not extend to any other property;

•	created pursuant to any order of attachment or similar legal process arising in connection with court proceedings which are being contested by the Embraer in good faith and by appropriate proceedings;

•	created over funds reserved for the payment of principal, interest (including additional interest, if any) and premium, if any, and any additional amounts, due in respect of notes;

•

arising in the ordinary course of business of Embraer in connection with the financing of any aircraft owned by Embraer that is leased to another Person; provided, however, that such lien is limited to such aircraft;

•

on any property or assets in connection with Indebtedness related to any regulated program for industrial or defense development related to the activities performed by Embraer imposed or entered into as a result of the regulations or requirements of an applicable governmental authority; provided, however, that such lien is limited to such property or assets associated with such regulated program;

•	arising in the ordinary course of the business of Embraer in connection with the financing of export, import or other trade related transactions of Embraer; or

•

granted after the Issue Date upon or in respect of any asset of Embraer other than those referred to above, provided that the aggregate amount of Indebtedness secured pursuant to this exception shall not, on the date any such Indebtedness is incurred, exceed an amount equal to 7.5% of Embraer’s shareholders’ equity (calculated on the basis of Embraer’s latest quarterly unaudited or annual audited consolidated financial statements whichever is the most recently prepared in accordance with U.S. GAAP and currency exchange rates prevailing on the last day of the period covered by such financial statements)).

     Limitation on Consolidation, Merger or Transfer of Assets

          Each of Embraer and Embraer Overseas will not without the consent of the holders of a majority in aggregate principal amount of the notes outstanding consolidate with or merge into any other corporation or convey or transfer all or substantially all of its properties or assets to any other Person, unless:

•

the corporation formed by such consolidation or into which Embraer or Embraer Overseas is merged or the Person which acquires by conveyance or transfer all or substantially all of the assets of Embraer or Embraer Overseas, which we refer to as the successor corporation, will expressly assume the due and punctual payment of the principal of and interest (including additional interest, if any) on, and any additional amounts due with respect to, all the notes and all other obligations of Embraer or Embraer Overseas under the indenture and the notes and, in case such consolidation, merger, conveyance or transfer involves Embraer Overseas, Embraer will expressly reaffirm its obligations under the indenture and the guarantee;

•	immediately after giving effect to such transaction, no Event of Default with respect to the notes will have occurred and be continuing;

•

Embraer and Embraer Overseas have delivered to the trustee (1) a certificate signed by two executive officers of Embraer and two directors of Embraer Overseas, stating that such consolidation, merger, conveyance or transfer complies with this section and that all conditions precedent provided in the indenture which relate to such transaction, have been complied with and (2) an opinion of independent external counsel of recognized standing stating that such consolidation, merger, conveyance or transfer complies with this covenant and that all conditions provided, which relate to the transaction, have been complied with;

•

the successor corporation will expressly agree to withhold against any tax, duty, assessment or other governmental charge thereafter imposed or levied by Brazil, the Cayman Islands, a successor jurisdiction (as defined below) or any political subdivision or authority thereof or therein having power to tax as a consequence of such consolidation, merger, conveyance or transfer with respect to the payment of principal of or interest (including additional interest, if any) on the notes, and to pay such additional amounts as may be necessary to ensure that the net amounts receivable by the holders of the notes after any such withholding or deduction will equal the respective amounts of principal, premium (if any) and interest which would have been receivable in respect of the notes in the absence of such consolidation, merger, conveyance or transfer, subject to exceptions and limitations contained in “—Additional Amounts,” in relation to the successor jurisdiction; and

•

in the case of a consolidation or merger of Embraer Overseas or conveyance or transfer of all or substantially all of Embraer Overseas’ properties or assets, such transaction is permitted by clause (2) under “—Limitations on Embraer Overseas.”

          Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of, Embraer or Embraer Overseas, as applicable, under the notes, the indenture and, if applicable, the guarantee with the same effect as if the successor corporation had been named as the issuer or guarantor, as applicable, of the notes under the indenture and, if applicable, the guarantee.  If a successor corporation is incorporated in or considered to be resident in a jurisdiction other than Brazil or the Cayman Islands, such jurisdiction will be referred to as a “successor jurisdiction.”  No successor corporation will have the right to redeem the notes unless Embraer or Embraer Overseas, as applicable, would have been entitled to redeem the notes in similar circumstances.

          If the conditions described above are satisfied, neither Embraer nor Embraer Overseas will need to obtain the consent of the holders in order to merge or consolidate or convey or transfer all or substantially all of its properties or assets to any other person.  Also, Embraer and Embraer Overseas will not need to satisfy these conditions if Embraer or Embraer Overseas enters into other types of transactions, including the following:

•	any transaction in which either Embraer or Embraer Overseas acquires the stock or assets of another person;

•	any transaction that involves a change of control of Embraer or Embraer Overseas, but in which neither Embraer nor Embraer Overseas merges or consolidates; and

•	any transaction in which Embraer or Embraer Overseas sells or otherwise disposes of less than substantially all of its properties or assets.

     Limitations on Embraer Overseas

          The indenture limits and restricts Embraer Overseas from taking the following actions or engaging in the following activities or transactions:

(1) engaging in any business or entering into, or being a party to, any transaction or agreement except for:

(a) the issuance, sale and redemption of the notes (including any additional notes) and any other debt securities (including syndicated loans) and any activities incidentally related thereto;

          (b)     the incurrence of Indebtedness to make inter-company loans to Embraer and its Subsidiaries to finance the acquisition of supply materials by Embraer and its Subsidiaries, and activities reasonably related thereto;

(c) any cash management measures and short-term investments;

(d) the entering into Hedging Agreements relating to the notes or other Indebtedness;

(e) any transaction in the ordinary course of business of Embraer Overseas; and

(f) any other transaction required by applicable law;

    (2)      entering into any consolidation, merger, amalgamation, joint venture, or other form of combination with any Person, or selling, leasing, conveying or otherwise disposing of any of its assets or receivables, except, in each case, with or to Embraer or a Subsidiary and which is otherwise permitted under “—Limitation on Consolidation, Merger or Transfer of Assets” above; provided, however, if Embraer Overseas enters into such a transaction with a Subsidiary, and it results in the successor corporation becoming incorporated in or considered to be resident in a jurisdiction other than the Cayman Islands, then such transaction will only be permitted if such transaction will not result in the payment of additional amounts as described under “—Additional Amounts” (as provided by the provisions of the fourth bullet under “—Limitation on Consolidation, Merger or Transfer of Assets”) in connection with the next payment in respect of the notes;

(3) entering into any transaction which would cause it to be deemed an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended; and

    (4)      creating any mortgage, pledge, lien, hypothecation, security interest or other encumbrance in favor of any Person other than (a) created over funds reserved for the payment of principal, interest (including additional interest, if any) and premium, if any, due in respect of notes or (b) any lien incurred in connection with the entering into any Hedging Agreement permitted under clause (1)(d) above.

Events of Default

          An “Event of Default” occurs if:

          (1)     Embraer Overseas or Embraer defaults in any payment of interest (including additional interest, if any) on, and any additional amounts due with respect to, any note when the same becomes due and payable, and such default continues for a period of 30 calendar days;

          (2)     Embraer Overseas or Embraer defaults in the payment of the principal (including premium, if any, and any related additional amounts) of any note when the same becomes due and payable at its Stated Maturity, upon redemption, upon declaration or otherwise;

          (3)     Embraer Overseas or Embraer fails to comply with any of its covenants or agreements in the notes or the indenture (other than those referred to in (1) and (2) above, and such failure continues for 60 calendar days after the notice specified below;

          (4)     the maturity of any Indebtedness of Embraer Overseas, Embraer or any Significant Subsidiary in a total aggregate principal amount of US$50.0 million (or the equivalent thereof at the time of determination) or more is accelerated in accordance with the terms of such Indebtedness, or the failure by Embraer Overseas, Embraer or any Significant Subsidiary to make payment at maturity of such Indebtedness (after giving effect to any grace period provided in the terms of such Indebtedness), it being understood that prepayment or redemption by Embraer Overseas, Embraer or any Significant Subsidiary of any Indebtedness is not an acceleration for this purpose;

          (5)     one or more final judgments or decrees for the payment of money of US$50.0 million (or the equivalent thereof at the time of determination) or more in the aggregate are rendered against Embraer Overseas, Embraer or any Significant Subsidiary and are not paid (whether in full or in installments in accordance with the terms of the judgment) or otherwise discharged and, in the case of each such judgment or decree, either (a) an enforcement proceeding has been commenced by any creditor upon such judgment or decree and is not dismissed within 30 days following commencement of such enforcement proceedings or (b) there is a period of 60 days following such judgment during which such judgment or decree is not discharged, waived or the execution thereof stayed;

(6) an Illegality Event shall have occurred and be continuing; or

(7) certain events of bankruptcy or insolvency of Embraer Overseas, Embraer or any Significant Subsidiary.

          The trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless either (i) an officer of the trustee with direct responsibility for the indenture has actual knowledge of such Default or Event of Default or (ii) written notice of such Default or Event of Default has been given to the trustee by Embraer, Embraer Overseas or any holder.

          A Default under clause (3) above will not constitute an Event of Default until the trustee or the holders of at least 25% in principal amount of the notes outstanding notify Embraer of the Default and Embraer does not cure such Default within the time specified after receipt of such notice.

          If an Event of Default (other than an Event of Default specified in clause (7) above) occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare all unpaid principal of and accrued interest (including additional interest, if any) on, and any additional amounts due with respect to, all notes to be due and payable immediately, by a notice in writing to Embraer Overseas or Embraer, as the case may be, and upon any such declaration such amounts will become due and payable immediately.  If an Event of Default specified in clause (7) above occurs and is continuing, then the principal of and accrued interest (including additional interest, if any) on, and any additional amounts due with respect to, all notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

          Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default will occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders will have offered to the trustee indemnity reasonably satisfactory to the trustee.  Subject to such provision for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Defeasance

          Embraer Overseas or Embraer, as the case may be, may at any time terminate all of its obligations with respect to the notes (“defeasance”), except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain agencies in respect of notes.  Embraer Overseas or Embraer, as the case may be, may at any time terminate its obligations under certain covenants set forth in the indenture, and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the notes issued under the indenture (“covenant defeasance”).  In order to exercise either defeasance or covenant defeasance, Embraer Overseas or Embraer must irrevocably deposit in trust, for the benefit of the holders of the notes, with the trustee money or U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certificate delivered to the trustee, without consideration of any reinvestment, to pay the principal of, and interest (including additional interest, if any) on, and any additional amounts due with respect to, the notes to redemption or maturity and comply with certain other conditions, including the delivery of an opinion of counsel as to certain tax matters.  In the case of defeasance, the guarantee will terminate.

Amendment, Supplement, Waiver

          Subject to certain exceptions, the indenture may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any past Default or compliance with any provision may be waived with the consent of the holders of at least a majority in principal amount of the notes then outstanding.  However, without the consent of each holder of an outstanding note affected thereby, no amendment may:

(1) reduce the rate of or extend the time for payment of interest (including additional interest, if any) on any note;

(2) reduce the principal of or extend the Stated Maturity of any note;

(3) change the obligation to pay additional amounts;

(4) reduce the amount payable upon redemption of any note or change the time at which any note may be redeemed;

(5) change the currency for payment of principal of, or interest (including additional interest, if any) on, and any additional amounts due in respect of, any note;

(6) impair the right to institute suit for the enforcement of any payment on or with respect to any note;

(7) waive certain payment defaults with respect to the notes;

(8) amend or modify any provisions of the guarantee by Embraer in a manner that would materially and adversely affect the holders;

(9) reduce the principal amount of notes whose holders must consent to any amendment or waiver; or

(10) make any change in the amendment or waiver provisions which require each holder’s consent.

          The holders of the notes will receive prior notice as described under “—Notices” of any proposed amendment to the notes or the indenture or any waiver described in this paragraph.  After an amendment or waiver described in the preceding paragraph becomes effective, Embraer Overseas or Embraer is required to mail to the holders a notice briefly describing such amendment or waiver.  However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment or waiver.

          The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment.  It is sufficient if such consent approves the substance of the proposed amendment or waiver.

          Embraer Overseas or Embraer and the trustee may, without the consent or vote of any holder of the notes, amend or supplement the indenture or the notes for the following purposes:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) comply with the covenant described under “—Limitation on Consolidation, Merger or Transfer of Assets;”

(3) add additional guarantees or any collateral with respect to the notes;

(4) add to the covenants of Embraer Overseas or Embraer for the benefit of holders of the notes;

(5) surrender any right conferred upon Embraer Overseas or Embraer;

(6) evidence and provide for the acceptance of an appointment by a successor trustee;

(7) comply with any requirements of the SEC in connection with any qualification of the indenture under the U.S. Trust Indenture Act of 1939, as amended;

(8) provide for the issuance of additional notes; or

(9) make any other change that does not materially and adversely affect the rights of any holder of the notes.

Notices

          For so long as notes in global form are outstanding, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time.  If notes are issued in certificated form, notices to be given to holders will be deemed to have been given upon the mailing by first class mail, postage prepaid, of such notices to holders of the notes at their registered addresses as they appear in the trustee’s records.  If and so long as the notes are listed on the Luxembourg Stock Exchange and it is required by the rules of the Luxembourg Stock Exchange, publication of such notice to the holders of the notes in English in a leading newspaper having general circulation in Luxembourg (which is expected to be the d’Wort).

Trustee

          The Bank of New York is the trustee under the indenture.

          The indenture contains provisions for the indemnification of the trustee and for its relief from responsibility.  The obligations of the trustee to any holder are subject to such immunities and rights as are set forth in the indenture.

          Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee.  In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.  No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

          Embraer and its affiliates may from time to time enter into normal banking and trustee relationships with the trustee and its affiliates.

Governing Law and Submission to Jurisdiction

          The notes, the indenture and the related guarantee will be governed by the laws of the State of New York.

          Each of the parties to the indenture will submit to the jurisdiction of the U.S. federal and New York State courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the indenture.  Each of Embraer Overseas and Embraer has appointed National Registered Agent, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001 as its authorized agent upon which process may be served in any such action.

Currency Indemnity

          United States dollars are the sole currency of account and payment for all sums payable by Embraer Overseas or Embraer under or in connection with the notes and the guarantee, including damages.  Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of Embraer, Embraer Overseas or otherwise) by any holder of a note in respect of any sum expressed to be due to it from Embraer Overseas or Embraer will only constitute a discharge to Embraer Overseas or Embraer, as the case may be, to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).  If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, Embraer Overseas or Embraer, as the case may be, will indemnify such holder against any loss sustained by it as a result; and if the amount of U.S. dollars so purchased is greater than the sum originally due to such holder, such holder will, by accepting a note, be deemed to have agreed to repay such excess.  In any event, Embraer Overseas or Embraer, as the case may be, will indemnify the recipient against the cost of making any such purchase.

          For the purposes of the preceding paragraph, it will be sufficient for the holder of a note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above).  These indemnities constitute a separate and independent obligation from the other obligations of Embraer Overseas and Embraer, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by any holder of a note and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

Certain Definitions

          The following is a summary of certain defined terms used in the indenture.  Reference is made to the indenture for the full definition of all such terms as well as other capitalized terms used herein for which no definition is provided.

          “Affiliate” means, with respect to any specified person, (a) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person or (b) any other person who is a director or officer (i) of such specified person, (ii) of any subsidiary of such specified person or (iii) of any person described in clause (a) above.  For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

          “Brazil” means the Federative Republic of Brazil.

          “Capital Stock” means, with respect to any person, any and all shares of stock, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated, whether voting or non-voting), such person’s equity including any preferred stock, but excluding any debt securities convertible into or exchangeable for such equity.

          “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

          “guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness or other obligation of any person and any obligation, direct or indirect, contingent or otherwise, of such person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or pay, or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business.  The term “guarantee” used as a verb has a corresponding meaning.

          “Hedging Agreement” means (a) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (b) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates.

          “holder” means the person in whose name a note is registered in the register.

          “Indebtedness,” with respect to any person, means any amount payable (whether as a direct obligation or indirectly through a guarantee by such person) pursuant to (a) an agreement or instrument involving or evidencing money borrowed; (b) a conditional sale or a transfer with recourse or with an obligation to repurchase; or (c) a lease with substantially the same economic effect as any such agreement or instrument and which, under U.S. GAAP, would constitute a capitalized lease obligation.

          “Issue Date” means October 25, 2006.

          “Illegality Event” means an event as a result of which it becomes and continues to be unlawful for Embraer or Embraer Overseas to perform or comply with any one or more of its obligations under the notes or the indenture.

          “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

          “Significant Subsidiary” means any Subsidiary of Embraer which at the time of determination either (a) had assets which, as of the date of Embraer’s most recent quarterly consolidated balance sheet, constituted at least 10% of Embraer’s total assets on a consolidated basis as of such date, or (b) had revenues for the 12-month period ending on the date of Embraer’s most recent quarterly consolidated statement of income which constituted at least 10% of Embraer’s total revenues on a consolidated basis for such period.

          “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

          “Subsidiary” means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) Embraer, (b) Embraer and one or more Subsidiaries or (c) one or more Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

Book-Entry Procedures for the Global Notes

          The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Banking set forth below are provided solely as a matter of convenience.  These operations and procedures are solely within the control of these settlement systems and are subject to change by them from time to time.  None of Embraer Overseas, Embraer or the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

          DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934.

          DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, which eliminates the need for physical transfer and delivery of certificates.  DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and some other organizations.  Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant in DTC, either directly or indirectly.  Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants in DTC.

          Embraer Overseas and Embraer expect that pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit the accounts of participants in DTC designated by the initial purchasers with an interest in the global note; and

•

ownership of the notes will be shown on, and the transfer of ownership of the notes will be effective only through, records maintained by DTC, with respect to the interests of participants in DTC, and the records of participants and indirect participants, with respect to the interests of persons other than participants in DTC.

          The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in definitive form.  Accordingly, the ability to transfer interests in the notes represented by a global senior note to these persons may be limited.  In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in senior notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of the interest.

          So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the senior notes represented by the global note for all purposes under the indenture.  Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have senior notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical delivery of certificated senior notes; and

•

will not be considered the owners or holders of the senior notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

          Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the holder owns its interest, to exercise any rights of a holder of senior notes under the indenture or the global senior note.  We understand that under existing industry practice, if Embraer Overseas or Embraer requests any action of holders of senior notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, then DTC would authorize its participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of such holders.  None of Embraer Overseas, Embraer or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of senior notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the senior notes.

          Payments with respect to the principal of a premium, if any, and interest (including additional interest, if any, on the unregistered senior notes) on any senior notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing those senior notes under the indenture.  Under the terms of the indenture, Embraer Overseas, Embraer and the trustee may treat the persons in whose names the senior notes, including the global notes, are registered as the owners of the senior notes for the purpose of receiving payment on the senior notes and for any and all other purposes whatsoever.  Accordingly, none of Embraer Overseas, Embraer or the trustee has or will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, including principal, premium, if any, and interest.  Payments by the participants and the indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

          Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.  Transfers between participants in Euroclear or Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

          Subject to compliance with the transfer restrictions applicable to the senior notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Banking participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary.  These cross-market transactions, however, will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines, Brussels times, of that system.  If the transaction meets its settlement requirements, Euroclear or Clearstream Banking, as the case may be, will deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.  Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

          Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a global note from a participant in DTC, will be credited, and any crediting will be reported to the relevant Euroclear or Clearstream Banking participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream Banking, immediately following the settlement date of DTC.  Cash received in Euroclear or Clearstream Banking as a result of sales of interest in a global note by or through a Euroclear or Clearstream banking participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day for Euroclear or Clearstream Banking following DTC’s settlement date.

          Although  DTC, Euroclear and Clearstream Banking have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or to continue to perform the procedures, and the procedures may be discontinued at any time.  None of Embraer Overseas, Embraer or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Note

          If:

•

DTC notifies Embraer Overseas that it is at any time unwilling or unable to continue as a depositary or DTC ceases to be registered as a clearing agency under the U.S. Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of  such notice or cessation;

•	Embraer Overseas or Embraer, at its option, notifies the trustee in writing that it elects to cause the issuance of senior notes in definitive form under the indenture; or

•	upon the occurrence of some other events as provided in the indenture;

then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes.  Upon the issuance of certificated notes, the trustee is required to register the certificated notes in the name of that person or persons, or their nominee, and cause the certificated notes to be delivered thereto.

          None of Embraer Overseas, Embraer or the trustee will be liable for any delay by DTC or any participant or indirect participant in DTC in identifying the beneficial owners of the related notes and each of those persons may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

TAXATION

          The following discussion, subject to the limitations set forth below, describes material Brazilian, United States, Cayman Islands and European Union tax considerations relating to your ownership and disposition of notes.  This discussion does not purport to be a complete analysis of all tax considerations in Brazil, the United States, Cayman Islands or the European Union and does not address tax treatment of holders of notes under the laws of other countries.  Holders of notes who are resident in countries other than Brazil, the United States, Cayman Islands and the European Union along with holders that are resident in those countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them.

Material Cayman Islands Tax Considerations

          Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any notes under the laws of their country of citizenship, residence or domicile.

          The following is a discussion on certain Cayman Islands income tax consequences of an investment in the notes.  The discussion is a general summary of present law, which is subject to prospective and retroactive change.  It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

          Under existing Cayman Islands laws, payments of interest and principal on the notes will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal to any holder of the notes, nor will gains derived from the disposal of the notes be subject to Cayman Islands income or corporation tax.  The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

          Stamp duty is payable in respect of the issue of the notes if the notes are executed in or otherwise brought into the Cayman Islands, e.g. for enforcement purposes.  An instrument of transfer in respect of a note is stampable if executed in or brought into the Cayman Islands.

          Embraer Overseas has been incorporated under the laws of the Cayman Islands as an exempted company and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

(1999 Revision)

Undertaking as to Tax Concessions

          In accordance with the provision of Section 6 of The Tax Concession Law (1999 Revision), the Governor in Cabinet undertakes with Embraer Overseas Limited within (the “Company”).

(a)		That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)		In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

	(i)	On or in respect of the shares, debentures or other obligations of the Company; or

	(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

          These concessions shall be for a period of twenty years from the 17th day of October 2006.

Material Brazilian Tax Considerations

          The following discussion is a general description of certain Brazilian tax aspects of the notes applicable to an individual, entity, trust or organization, resident or domiciled outside Brazil for tax purposes (“Non-Brazilian Holder”).

          Generally, any capital gains generated outside Brazil as a result of a transaction between two non-residents of Brazil with assets not located in Brazil are not directly subject to tax in Brazil.  On the other hand, when the assets are located in Brazil, such capital gains are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003.  Since the notes will be issued abroad and will be registered in Luxembourg, we believe that the notes would not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833.  However, we cannot assure prospective Non-Brazilian Holders that such interpretation of Law No. 10,833 will prevail in the courts of Brazil.  In case the notes are deemed to be located in Brazil, gains recognized by a Non-Brazilian Holder upon the sale or other disposition of the notes to a Non-Brazilian Holder will be subject to income tax in Brazil at a rate of 15%, or 25% if the Non-Brazilian Holder is located in a tax haven, which is defined, for these purposes, as a country which does not impose any income tax or which imposes it at a maximum rate lower than 20% or where the laws impose restrictions on the disclosure of ownership composition or securities ownership.

          Because Embraer Overseas is considered for tax purposes as domiciled abroad, payments of interest or principal under the notes made by the Embraer Overseas to a Non-Brazilian Holder are not subject to withholding taxes in Brazil, as long as such payments are made with funds held by such entity abroad.

          Generally, payments of income made by Brazilian residents are subject to income tax withheld at source, at a variable rate depending on the nature of the payment and the location of the beneficiary, at a maximum of 25%.  Thus, if Embraer has to make any payments of interest under the notes, such payments will be taxed at a rate not exceeding 25%.

          There is some uncertainty regarding the applicable tax treatment to payments of the principal amount by Embraer to Non-Brazilian Holders.  Although the argument that such payments made by Embraer do not convert the nature of the payment from principal into taxable income, there are no precedents from Brazilian courts endorsing that position.

          In addition, payments made from Brazil are taxed with the temporary contribution on financial transactions (CPMF), which is levied at a rate of 0.38% on any Brazilian bank account withdrawals, and with tax of foreign exchange transactions (IOF/Câmbio), which is levied on the conversion of Brazilian currency into foreign currency at a current rate of 0% (although the Brazilian federal government may increase such rate up to 25%, but only with respect to future transactions).

          Generally, there is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes) nor any inheritance, gift or succession tax applicable to the ownership, transfer or disposition of the notes, except for gift and inheritance taxes imposed in some states of Brazil on gifts and bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such Brazilian states.

THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF NOTES.  PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

Material United States Federal Income Tax Considerations

          To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this offering memorandum was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under U.S. tax law.  Each prospective investor should seek advice based on its particular circumstances from an independent tax adviser.

          The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax considerations relevant to the exchange offer and ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects.  The discussion is only applicable to U.S. Holders that hold notes as “capital assets” (generally for investment purposes).  This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder subject to special treatment under U.S. federal income tax law (including, but not limited to, banks, tax-exempt organizations, regulated investment companies, real estate investment trusts, insurance companies and dealers in securities or foreign currency, partnerships or other pass-through entities, holders who have a functional currency other than the U.S. dollar, or holders that hold notes as part of a hedge, integrated, constructive sale, straddle or conversion transaction.)

          In addition, except as otherwise specifically provided above, there is no discussion of state, local, or non-U.S. tax consequences of the ownership or disposition of notes.  The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof.  Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

          PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE EXCHANGE OF UNREGISTERED NOTES FOR EXCHANGE NOTES, AND OF THE OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES, BASED UPON THEIR PARTICULAR SITUATIONS, INCLUDING ANY CONSEQUENCES ARISING UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

          As used herein, the term “U.S. Holder” means a beneficial owner of notes that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  A U.S. Holder that is a partner of a partnership holding notes is urged to consult its tax advisors regarding the consequences of the ownership or disposition of notes.

Exchange of Notes in the Exchange Offer

          The exchange of the unregistered notes for exchange notes in the exchange offer will not constitute a taxable event to United States Holders for United States federal income tax purposes.  Consequently, a United States Holder will not recognize gain or loss upon the exchange of the unregistered note for an exchange note, the United States Holder’s adjusted tax basis in the exchange note immediately after the exchange will be the same as its adjusted tax basis in the corresponding unregistered note immediately before the exchange, and the United States Holder’s holding period in the exchange note will include the holding period in the unregistered note exchanged therefor.

Taxation of Payments of Interest and Additional Amounts

          Interest paid on a note (including Additional Amounts) will be included in the gross income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with the U.S. Holder’s regular method of tax accounting.  A U.S. Holder will also be required to include in gross income any withholding tax paid with respect to interest on the notes, including withholding tax on payments of Additional Amounts.

          Interest received or accrued on the notes and Additional Amounts generally will constitute foreign source income to U.S. Holders for U.S. foreign tax credit purposes.  If Brazilian or other withholding taxes are imposed, U.S. Holders will be treated as having actually received an amount equal to the amount of such taxes and as having paid such amount to the relevant taxing authority.  As a result, the amount of income included in gross income by a U.S. Holder may be greater than the amount of cash actually received by the U.S. Holder.  Subject to certain limitations, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Brazilian  or other income taxes withheld by us.  Alternatively, a U.S. Holder may elect to claim a deduction for such income taxes in computing its U.S. federal taxable income provided that the election shall apply to all foreign income taxes paid or accrued by the U.S. Holder for the taxable year.  For purposes of the foreign tax credit limitation, foreign source income is classified in one of several “baskets,” and the credit for foreign taxes paid or accrued with respect to foreign source income in any basket is limited to U.S. federal income tax allocable to that income.  In taxable years beginning after December 31, 2006, interest generally will constitute foreign source income in the “passive income” basket.  The calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. Holder’s particular circumstances.  U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules.

          A U.S. Holder who purchases notes at a premium in excess of its stated principal amount or at a discount should consult with its independent tax advisor about the potential application of the bond premium or market discount rules of the Code.

Sale, Redemption, Retirement and Other Taxable Disposition of the Notes

          A U.S. Holder will generally recognize gain or loss on the sale, redemption, retirement or other taxable disposition of a note (including any deemed exchange of notes for “new” notes that might occur for U.S. federal income tax purposes as a result of an assumption of our obligations under the notes by any person, as described under “Description of Notes—Covenants—Limitation on Consolidation, Merger or Transfer of Assets,” or as a result of significant modifications to the indenture as described under “Description of Notes—Amendment, Supplement, Waiver”) in an amount equal to the difference between (i) the amount of cash and the fair market value of property received by such U.S. Holder on such disposition (less any amounts attributable to accrued but unpaid interest which will be taxable as such), and (ii) the U.S. Holder’s adjusted tax basis in the note.  A U.S. Holder’s adjusted tax basis in a note will generally equal the acquisition cost of such note to the U.S. Holder, subject to adjustment for bond premium and market discount as required by the Code, decreased by the amount of any principal payments made on the note.  Such gain or loss will generally be capital gain or loss subject to the market discount rules.  Capital gains of certain non-corporate U.S. Holders, including individuals, derived with respect to capital assets held for over one year may be eligible for reduced rates of taxation.  For example, the maximum rate of tax under current law for capital assets held for more than one year will generally be 15%.  The deductibility of capital losses is subject to limitations.

          In general, gain or loss recognized by a U.S. Holder on the sale, redemption, retirement or other taxable disposition of a note will be U.S.-source gain or loss.  Accordingly, if Brazilian or other withholding tax is imposed on the sale or disposition of the notes, a U.S. Holder may not be able to fully utilize its U.S. foreign tax credits in respect of such withholding tax unless such U.S. Holder has other foreign source income.  Further, special rules may apply for notes sold with accrued market discount or with unamortized bond premium.  Prospective investors should consult their own tax advisors as to the U.S. federal income tax and foreign tax credit implications of such sale, redemption, retirement or other disposition of a note.

Backup Withholding and Information Reporting

          In general, payments of principal and interest, and payments of the proceeds of sale, exchange or other disposition of notes, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.  Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely provided to the IRS.

European Union Directive on Taxation of Savings Income

          The European Union has adopted a Directive regarding the taxation of savings income (the “EU Tax Directive”).  Countries that are member states of the European Union (“Member States”) are required to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

PLAN OF DISTRIBUTION

          Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.  This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market-making activities or other trading activities.  We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.  In addition, until 180 days after the date of this prospectus, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

          We will not receive any proceeds from any sale of exchange notes by broker-dealers.  Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices.  Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange note.  Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities act.  The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

Cayman Islands

          Embraer Overseas is an exempted company with limited liability incorporated under the laws of the Cayman Islands.  As a result, it may not be possible for investors to effect service of process upon Embraer Overseas within the United States or to enforce against Embraer Overseas in United States courts judgments predicated upon the civil liability provisions of the securities laws of the United States.  Embraer Overseas has been informed by Walkers, its legal advisor in the Cayman Islands, that the United States and the Cayman Islands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States securities laws, would, therefore, not be automatically enforceable in the Cayman Islands and there is doubt as to the enforceability in the Cayman Islands, in original actions or in actions for the enforcement of judgments of the United States courts, of liabilities predicated solely upon United States securities laws. Embraer Overseas has appointed National Registered Agents, Inc. as its agent for service of process.

Brazil

          Embraer is a corporation organized under the laws of Brazil.  Substantially all of its directors and officers and independent accountants, and some of the advisors named herein, reside in Brazil or elsewhere outside the United States, and all or a significant portion of the assets of such persons may be located outside the United States.  As a result, it may not be possible for investors to effect service of process upon us and these persons within the United States or other jurisdictions outside Brazil or to enforce against them judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

          In the terms and conditions of the notes, we will (1) agree that the courts of the State of New York and the federal courts of the United States, in each case sitting in the Borough of Manhattan, The City of New York, will have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with the notes and, for such purposes, irrevocably submit to the jurisdiction of such courts and (2) name an agent for service of process in the Borough of Manhattan, The City of New York.  See “Description of Notes.”

          We have been advised by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel to Embraer Overseas and Embraer, that judgments of non-Brazilian courts for civil liabilities predicated upon the securities laws of countries other than Brazil in respect of the guarantees, including the U.S. securities law, may be enforced in Brazil subject to certain requirements as described below.  A judgment against us or any of our directors, officers, independent auditors or advisors obtained outside Brazil would be enforceable in Brazil against us or any such person without retrial or reexamination of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice.  That confirmation, generally, will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian legislation, or after sufficient evidence of the parties’ absence has been given;

•	is not subject to appeal;

•	is for a sum certain;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

          The confirmation process may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil.  Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil, including the U.S. securities laws.

          We have also been advised that:

•	the ability of a judgment creditor to satisfy a judgment against us is limited by Brazilian bankruptcy, insolvency liquidation, reorganization and similar laws; and

•

civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us (provided that the provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action).

          A plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil must provide a note to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment.  This note must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice.

VALIDITY OF THE EXCHANGE NOTES

          The validity of the exchange notes offered and sold in this offering will be passed upon for Embraer Overseas and Embraer by Shearman & Sterling LLP.  Certain matters of Brazilian law relating to the notes and the guarantee will be passed upon by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel for Embraer Overseas and Embraer.  Certain matters of Cayman Islands law will be passed upon for Embraer Overseas by Walkers, Cayman Islands.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          The consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 included in and incorporated herein by reference from Embraer’s annual report on Form 20-F for the year ended December 31, 2005 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 2 appearing therein.  The condensed financial statements as of September 30, 2005 and 2006 included in and incorporated herein by reference from Embraer’s report on Form 6-K submitted on January 23, 2007 have been subject to limited review by Deloitte Touche Tohmatsu Auditores Independentes, as stated in their report appearing therein.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

          Neither the laws of Brazil nor the registrant’s bylaws or other constitutive documents provide for indemnification of directors or officers.

          The registrant maintains liability insurance covering all expenses, liability and loss (including reasonable attorney’s fees, judgments and amounts paid or to be paid in settlement) that any of its directors and officers are legally required to pay (and for which they are not indemnified by the registrant) as a result of a written request for indemnification of financial losses or of any civil, criminal or formal administrative proceedings in connection with any mistake, misstatement, act, omission, neglect or violation of a right performed by such directors and officers acting as such, either individually or as a group, and also in connection with being a director or officer of the registrant.

          This liability insurance also covers all payments made by the registrant to indemnify its directors and officers against all expenses, liability and loss (including reasonable attorney’s fees, judgments and amounts paid or to be paid in settlement) that such directors and officers are legally required to pay in the circumstances explained above.

Item 21. Exhibits

          (a)          The following documents are filed as part of this Registration Statement:

Exhibit Number	Description

3.1	Bylaws of Embraer (incorporated by reference from exhibit 3.2 to Embraer’s Registration Statement No. 333-13229)

3.2*	Bylaws of Embraer Overseas Limited

4.1*

Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New  York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent

4.2*

Registration Rights Agreement, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.

4.3	Form of Global Note

5.1	Opinion of Shearman & Sterling LLP with respect to the exchange notes

5.2	Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados with respect to the exchange notes

5.3	Opinion of Walkers with respect to the exchange notes

8	Tax Opinion of Shearman & Sterling LLP

10.1

Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

10.2

Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

10.3

Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

12*	Computation of Rates of Earnings to Fixed Changes

15	Letter regarding unaudited Condensed Consolidated interim financial information from Deloitte Touche Tohmatsu Auditores Independentes.

21	List of subsidiaries (incorporated by reference from Exhibit 8 of Embraer’s Annual Report on Form 20-F for the year ended December 31, 2005)

23.1	Consent of Deloitte Touche Tohamatsu, Auditors Independentes

23.2	Consent of Shearman & Sterling LLP (contained in their opinion filed as Exhibit 5.1)

23.3	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados (contained in their opinion filed as Exhibit 5.2)

23.4	Consent of Walkers (contained in their opinion filed as Exhibit 5.3)

24	Power of Attorney (included on signature pages)

25*	Statement of Eligibility of The Bank of New York, as Trustee, on Form T-1

99.1	Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Clients

99.4	Form of Letter to Nominees

99.5	Form of Instructions to Registered Holder and/or Book Entry Transfer Participant from Owner

*	Previously filed

(Financial Statements Schedules)

None.

Item 22. Undertakings

(a) The undersigned hereby undertakes:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)     To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-4, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (b)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)     The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (d)     The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São José dos Campos, State of São Paulo, Brazil, on March 8, 2007.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

By:	/s/ MAURÍCIO NOVIS BOTELHO

Name:	Maurício Novis Botelho
Title:	Chairman, President and Chief Executive Officer

By:	/s/ ANTONIO LUIZ PIZARRO MANSO

Name:	Antonio Luiz Pizarro Manso
Title:	Executive Vice-President Corporate and Chief Financial Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Maurício Novis Botelho and Antonio Luiz Pizarro Manso, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post effective amendments) and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or her might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on March 8, 2007 in the capacities indicated:

Name	Title

/S/ MAURÍCIO NOVIS BOTELHO	Chairman of Board of Directors, President and Chief Executive Officer (principal executive officer)

Maurício Novis Botelho

/S/ BORIS TABACOF	Director

Boris Tabacof

/S/ CLAUDEMIR MARQUES DE ALMEIDA	Director

Claudemir Marques de Almeida

/S/ EDUARDO SALOMÃO NETO	Director

Eduardo Salomão Neto

/S/ HERMANN H. W EVER	Director

Hermann H. Wever

/S/ JOSÉ REINALDO MAGALHÃES	Director

José Reinaldo Magalhães

/S/ NEIMAR DIEGUEZ BARREIRO	Director

Neimar Dieguez Barreiro

/S/ PAULO CESAR DE SOUZA LUCAS	Director

Paulo Cesar de Souza Lucas

/S/ SAMIR ZRAICK	Director

Samir Zraick

/S/ VITOR SARQUIS HALLACK	Director

Vitor Sarquis Hallack

/S/ WILSON CARLOS DUARTE DELFINO	Director

Wilson Carlos Duarte Delfino

/s/ ANTONIO LUIZ PIZARRO MANSO	Executive Vice-President Corporate and Chief Financial Officer (principal financial officer)

Antonio Luiz Pizarro Manso

/S/ MARCELO B. RODRIGUES	Controller (principal accounting officer)

Marcelo B. Rodrigues

/S/ JOANNE CASWELL	Authorized Representative in the United States

National Registered Agents, Inc. Joanne Caswell

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São José dos Campos, State of São Paulo, Brazil, on March 23, 2007.

EMBRAER OVERSEAS LIMITED

By:	/s/ ANTONIO LUIZ PIZARRO MANSO

Name:	Antonio Luiz Pizarro Manso
Title:	Director

By:	/s/ FLAVIO RIMOLI
Director
Name:	Flavio Rimoli
Title:	Director

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Flavio Rimoli and Antonio Luiz Pizarro Manso, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post effective amendments) and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or her might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on March 23, 2007 in the capacities indicated:

Name	Title

/s/ ANTONIO LUIZ PIZARRO MANSO	Director

Antonio Luis Pizarro Manso

/S/ SATOSHI YOKOTA	Director

Satoshi Yokota

/S/ FREDERICO FLEURY CURADO	Director

Frederico Fleury Curado

/S/ FLAVIO RIMOLI	Director

Flavio Rimoli

EXHIBIT INDEX

Exhibit Number	Description

3.1	Bylaws of Embraer (incorporated by reference from exhibit 3.2 to Embraer’s Registration Statement No. 333-13229)

3.2*	Bylaws of Embraer Overseas Limited

4.1*

Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New  York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent

4.2*

Registration Rights Agreement, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.

4.3	Form of Global Note

5.1	Opinion of Shearman & Sterling LLP with respect to the exchange notes

5.2	Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados with respect to the exchange notes

5.3	Opinion of Walkers with respect to the exchange notes

8	Tax Opinion of Shearman & Sterling LLP

10.1

Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

10.2

Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

10.3

Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

12*	Computation of Rates of Earnings to Fixed Changes

15	Letter regarding unaudited Condensed Consolidated interim financial information from Deloitte Touche Tohmatsu Auditores Independentes.

21	List of subsidiaries (incorporated by reference from Exhibit 8 of Embraer’s Annual Report on Form 20-F for the year ended December 31, 2005)

23.1	Consent of Deloitte Touche Tohamatsu, Auditors Independentes

23.2	Consent of Shearman & Sterling LLP (contained in their opinion filed as Exhibit 5.1)

23.3	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados (contained in their opinion filed as Exhibit 5.2)

23.4	Consent of Walkers (contained in their opinion filed as Exhibit 5.3)

24	Power of Attorney (included on signature pages)

25*	Statement of Eligibility of The Bank of New York, as Trustee, on Form T-1

99.1	Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Clients

99.4	Form of Letter to Nominees

99.5	Form of Instructions to Registered Holder and/or Book Entry Transfer Participant from Owner

*	Previously filed